ATRIUM
BIOTECHNOLOGIES

February 28, 2007

THE UNITED STATES SECURI
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

Interim Financial Statements as of Dec. 31, 2006	(French and English versions)
Certification of Interim Filings by the CEO	(French and English versions)
Certification of Interim Filings by the CFO	(French and English versions)
Annual Financial Statements as of Dec. 31, 2006	(French and English versions)
Certification of Annual Filings by the CEO	(French and English versions)
Certification of Annual Filings by the CFO	(French and English versions)
MD&A	(French and English versions)

I would kindly ask you to acknowledge receipt of the enclosed documents by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl. (14)

Division
SANTÉ ET NUTRITION

Division
INGRÉDIENTS ACTIFS ET SPÉCIALITÉS CHIMIQUES

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5

Téléphone : (418) 652-1116
Télécopieur : (418) 652-0151

atrium@atrium-bio.com
www.atrium-bio.com

Atrium Biotechnologies Inc.

Interim Consolidated Financial Statements
(expressed in thousands of **US DOLLARS**)

Unaudited

For the periods ended December 31, 2006 and 2005

Atrium Biotechnologies Inc.

Interim Consolidated Balance Sheets
(expressed in thousands of **US DOLLARS**)

Unaudited	As at December 31, 2006	As at December 31, 2005
	$	$
Assets		
Current assets		
Cash and cash equivalents	22,316	14,886
Short-term investments	-	2,958
Accounts receivable	59,719	55,831
Income taxes recoverable	3,090	1,952
Inventory	33,226	31,758
Prepaid expenses	1,687	1,313
Future income tax assets	477	555
	120,515	109,253
Long-term investment, at cost	1,566	1,139
Property, plant and equipment	6,202	5,809
Deferred charges	1,046	1,695
Intangible assets	73,700	68,027
Goodwill	116,165	109,035
Future income tax assets	4,124	3,289
	323,318	298,247
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	51,248	48,142
Income taxes	173	936
Balance of purchase price payable	6	-
Deferred revenues	160	174
Current portion of long-term debt	-	70
	51,587	49,322
Long-term debt	92,204	105,878
Employee future benefits	253	205
Future income tax liabilities	20,246	18,431
	164,290	173,836
Shareholders' Equity		
Share capital	80,640	78,985
Contributed surplus	1,749	1,497
Retained earnings	65,251	38,596
Cumulative translation adjustment	11,388	5,333
	159,028	124,411
	323,318	298,247

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Retained Earnings
(expressed in thousands of **US DOLLARS**)

Unaudited	Years ended December 31, 2006	2005
	$	$
Balance - Beginning of year	38,596	24,288
Net earnings for the year	26,655	14,308
Balance - End of year	65,251	38,596

Interim Consolidated Statements of Contributed Surplus
(expressed in thousands of **US DOLLARS**)

Unaudited	Years ended December 31, 2006	2005
	$	$
Balance - Beginning of year	1,497	905
Stock-based compensation costs	302	655
Exercise of stock options	(50)	(63)
Balance - End of year	1,749	1,497

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of **US DOLLARS**, except share and per share data)

Unaudited	Quarters ended December 31, 2006	Quarters ended December 31, 2005	Years ended December 31, 2006	Years ended December 31, 2005
	$	$	$	$
Revenues	82,532	58,358	306,106	200,863
Operating expenses				
Cost of sales	59,053	44,166	216,517	147,960
Selling and administrative	12,619	8,098	44,458	27,102
Research and development costs	151	270	539	671
Research and development tax credits, grants and other revenues	(18)	(12)	(155)	(97)
Depreciation and amortization				
Property, plant and equipement	392	182	1,561	553
Intangible assets	547	178	1,865	679
	72,744	52,882	264,785	176,868
Earnings from operations	9,788	5,476	41,321	23,995
Other revenues (expenses)				
Dividend income	437	2,291	7,422	2,677
Interest income	212	56	882	293
Financial expenses				
Interest on long term-debt	(2,112)	(2,949)	(14,421)	(4,799)
Other	(322)	(130)	(849)	(605)
Foreign exchange gain (loss)	146	109	270	(175)
	(1,639)	(623)	(6,696)	(2,609)
Earnings before the following items	8,149	4,853	34,625	21,386
Income tax expense				
Current	2,128	579	8,173	5,080
Future	(1,014)	275	(203)	1,758
	1,114	854	7,970	6,838
	7,035	3,999	26,655	14,548
Non-controlling interest	-	-	-	240
Net earnings for the period	7,035	3,999	26,655	14,308
Net earnings per share				
Basic	0.23	0.14	0.88	0.51
Diluted	0.22	0.13	0.82	0.48
Weighted average number of shares outstanding (000's)				
Basic	30,612	29,378	30,223	27,790
Diluted	32,581	31,568	32,489	29,835

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of **US DOLLARS**)

Unaudited	Quarters ended December 31, 2006	Quarters ended December 31, 2005	Years ended December 31, 2006	Years ended December 31, 2005
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	7,035	3,999	26,655	14,308
Items not affecting cash and cash equivalents				
Depreciation and amortization	939	360	3,426	1,232
Deferred charges	275	93	717	527
Deferred revenues	(134)	(155)	(35)	76
Loss on derivative financial instrument	57	-	57	-
Stock-based compensation costs	80	178	302	655
Foreign exchange loss (gain) on long-term items denominated in foreign currency	1	38	(260)	103
Future income taxes	(1,014)	275	(203)	1,758
Non-controlling interest	-	-	-	240
Employee future benefits	24	22	24	22
Change in non-cash operating working capital items				
Accounts receivable	(3,755)	(10,515)	1,589	(9,196)
Inventory	(3,552)	(1,204)	149	(2,225)
Prepaid expenses	(664)	(2)	(311)	68
Accounts payable and accrued liabilities	7,798	11,112	(102)	9,464
Income taxes	(119)	(733)	(1,934)	(682)
	6,971	3,468	30,074	16,350
Cash flows from financing activities				
Increase in long-term debt	-	95,808	1,771	147,297
Payments on long-term debt	(5,719)	(19,647)	(15,518)	(96,848)
Payments on balances of purchase price	(8)	1	(1,299)	(4,309)
Issuance of shares, net of share issue expenses	1,324	50	1,605	37,976
	(4,403)	76,212	(13,441)	84,116
Cash flows from investing activities				
Purchase of short-term investments	-	(2,958)	-	(2,958)
Proceeds from the sale of short-term investments	1	-	3,194	2,072
Purchase of a long-term investment	-	-	(441)	(401)
Business acquisitions, net of cash and cash equivalents acquired	(92)	(74,195)	(10,931)	(92,636)
Purchase of property, plant and equipment	(633)	(127)	(1,762)	(428)
Acquisition of amortizable intangible assets	(27)	(56)	(101)	(117)
	(751)	(77,336)	(10,041)	(94,468)
Increase in cash and cash equivalents	1,817	2,344	6,592	5,998
Effect of exchange rate changes on cash and cash equivalents	204	(135)	838	(1,282)
Cash and cash equivalents - Beginning of period	20,295	12,677	14,886	10,170
Cash and cash equivalents - End of period	22,316	14,886	22,316	14,886
Additional information				
Interest paid	2,064	265	16,778	2,197
Income taxes paid	2,417	1,404	11,110	6,084

Atrium Biotechnologies inc.

États financiers consolidés intermédiaires

(en milliers de **DOLLARS US**)

Non vérifiés

Pour les périodes terminées les 31 décembre, 2006 et 2005

Atrium Biotechnologies inc.

Bilans consolidés intermédiaires
(en milliers de **DOLLARS US**)

Non vérifiés	Au 31 décembre 2006	Au 31 décembre 2005
	$	$
Actif		
Actif à court terme		
Trésorerie et équivalents	22 316	14 886
Placements temporaires	-	2 958
Comptes débiteurs	59 719	55 831
Impôts sur les bénéfices à recouvrer	3 090	1 952
Stocks	33 226	31 758
Charges payées d'avance	1 687	1 313
Actifs d'impôts futurs	477	555
	120 515	109 253
Placement à long terme, au coût	1 566	1 139
Immobilisations corporelles	6 202	5 809
Frais reportés	1 046	1 695
Actifs incorporels	73 700	68 027
Écart d'acquisition	116 165	109 035
Actifs d'impôts futurs	4 124	3 289
	323 318	298 247
Passif		
Passif à court terme		
Comptes créditeurs et charges	51 248	48 142
Impôts sur les bénéfices	173	936
Solde de prix d'achat à payer	6	-
Revenus reportés	160	174
Partie à court terme de la dette à long terme	-	70
	51 587	49 322
Dette à long terme	92 204	105 878
Avantages sociaux futurs	253	205
Passifs d'impôts futurs	20 246	18 431
	164 290	173 836
Capitaux propres		
Capital social	80 640	78 985
Surplus d'apport	1 749	1 497
Bénéfices non répartis	65 251	38 596
Écart de conversion cumulé	11 388	5 333
	159 028	124 411
	323 318	298 247

Approuvé par le conseil,

Luc Dupont, administrateur

Gérard Limoges, administrateur

Atrium Biotechnologies inc.

Bénéfices non répartis consolidés intermédiaires
(en milliers de **DOLLARS US**)

Non vérifiés	Exercices terminés les 31 décembre 2006	2005
	$	$
Solde au début de l'exercice	38 596	24 288
Bénéfice net de l'exercice	26 655	14 308
Solde à la fin de l'exercice	65 251	38 596

Surplus d'apport consolidé intermédiaire
(en milliers de **DOLLARS US**)

Non vérifiés	Exercices terminés les 31 décembre 2006	2005
	$	$
Solde au début de l'exercice	1 497	905
Charges de rémunération à base d'actions	302	655
Exercice d'options d'achat d'actions	(50)	(63)
Solde à la fin de l'exercice	1 749	1 497

Atrium Biotechnologies inc.

Résultats consolidés intermédiaires

(en milliers de **DOLLARS US**, sauf les données relatives aux actions et les données par action)

Non vérifiés	Trimestres terminés les 31 décembre 2006	Trimestres terminés les 31 décembre 2005	Exercices terminés les 31 décembre 2006	Exercices terminés les 31 décembre 2005
	$	$	$	$
Revenus	82 532	58 358	306 106	200 863
Charges d'exploitation				
Coût des ventes	59 053	44 166	216 517	147 960
Frais de vente et d'administration	12 619	8 098	44 458	27 102
Frais de recherche et de développement	151	270	539	671
Crédits d'impôt liés à la RS&DE, subventions et autres revenus	(18)	(12)	(155)	(97)
Amortissement				
Immobilisations corporelles	392	182	1 561	553
Actifs incorporels	547	178	1 865	679
	72 744	52 882	264 785	176 868
Bénéfice d'exploitation	9 788	5 476	41 321	23 995
Autres produits (charges)				
Revenus de dividendes	437	2 291	7 422	2 677
Revenus d'intérêts	212	56	882	293
Charges financières				
Intérêts sur la dette à long terme	(2 112)	(2 949)	(14 421)	(4 799)
Autres	(322)	(130)	(849)	(605)
Gain (perte) de change	146	109	270	(175)
	(1 639)	(623)	(6 696)	(2 609)
Bénéfice avant les éléments suivants	8 149	4 853	34 625	21 386
Charge d'impôts sur les bénéfices				
Impôts exigibles	2 128	579	8 173	5 080
Impôts futurs	(1 014)	275	(203)	1 758
	1 114	854	7 970	6 838
	7 035	3 999	26 655	14 548
Part des actionnaires sans contrôle	-	-	-	240
Bénéfice net de la période	7 035	3 999	26 655	14 308
Bénéfice net par action				
De base	0,23	0,14	0,88	0,51
Dilué	0,22	0,13	0,82	0,48
Nombre moyen pondéré d'actions en circulation (en milliers)				
De base	30 612	29 378	30 223	27 790
Dilué	32 581	31 568	32 489	29 835

Atrium Biotechnologies inc.

Flux de trésorerie consolidés intermédiaires
(en milliers de **DOLLARS US**)

Non vérifiés	Trimestres terminés les 31 décembre 2006	2005	Exercices terminés les 31 décembre 2006	2005
	$	$	$	$
Flux de trésorerie liés aux activités d'exploitation				
Bénéfice net pour la période	7 035	3 999	26 655	14 308
Éléments sans incidences sur la trésorerie et équivalents				
Amortissement	939	360	3 426	1 232
Frais reportés	275	93	717	527
Revenus reportés	(134)	(155)	(35)	76
Perte sur instrument financier dérivé	57	-	57	-
Charges de rémunération à base d'actions	80	178	302	655
Perte (gain) de change sur les éléments à long terme libellés en devises étrangères	1	38	(260)	103
Impôts futurs	(1 014)	275	(203)	1 758
Part des actionnaires sans contrôle	-	-	-	240
Avantages sociaux futurs	24	22	24	22
Variation des éléments hors trésorerie du fonds de roulement				
Comptes débiteurs	(3 755)	(10 515)	1 589	(9 196)
Stocks	(3 552)	(1 204)	149	(2 225)
Charges payées d'avance	(664)	(2)	(311)	68
Comptes créditeurs et charges	7 798	11 112	(102)	9 464
Impôts sur les bénéfices	(119)	(733)	(1 934)	(682)
	6 971	3 468	30 074	16 350
Flux de trésorerie liés aux activités de financement				
Augmentation de la dette à long terme	-	95 808	1 771	147 297
Versements sur la dette à long terme	(5 719)	(19 647)	(15 518)	(96 848)
Versements sur les soldes de prix d'achat	(8)	1	(1 299)	(4 309)
Émission d'actions, déduction faite des frais d'émission d'actions	1 324	50	1 605	37 976
	(4 403)	76 212	(13 441)	84 116
Flux de trésorerie liés aux activités d'investissement				
Acquisition de placement temporaires	-	(2 958)	-	(2 958)
Produit de la vente de placements temporaires	1	-	3 194	2 072
Acquisition d'un placement à long terme	-	-	(441)	(401)
Acquisitions d'entreprises, déduction faite de la trésorerie et des équivalents acquis	(92)	(74 195)	(10 931)	(92 636)
Acquisition d'immobilisations corporelles	(633)	(127)	(1 762)	(428)
Acquisition d'actifs incorporels amortissables	(27)	(56)	(101)	(117)
	(751)	(77 336)	(10 041)	(94 468)
Augmentation de la trésorerie et des équivalents	1 817	2 344	6 592	5 998
Effet des fluctuations du taux de change sur la trésorerie et les équivalents	204	(135)	838	(1 282)
Trésorerie et équivalents au début de la période	20 295	12 677	14 886	10 170
Trésorerie et équivalents à la fin de la période	22 316	14 886	22 316	14 886
Renseignements supplémentaires				
Intérêts payés	2 064	265	16 778	2 197
Impôts sur les bénéfices payés	2 417	1 404	11 110	6 084

Form 52-109F2 – Certification of Interim Filings

I, Luc Dupont, President and Chief Executive Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : February 26, 2007

Luc Dupont
President and Chief Executive Officer

Annexe 52-109A2 – Attestation des documents intermédiaires

Je, Luc Dupont, président et chef de la direction de Atrium Biotechnologies inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*) de Atrium Biotechnologies Inc. (l'émetteur) pour la période intermédiaire terminée le 31 décembre 2006.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôles et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis ;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : 26 février 2007

Luc Dupont
Président et chef de la direction

Form 52-109F2 – Certification of Interim Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : February 26, 2007

John Dempsey
Vice President Finance
and Chief Financial Officer

Annexe 52-109A2 – Attestation des documents intermédiaires

Je, John Dempsey, vice-président finances et chef de la direction financière de Atrium Biotechnologies inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*) de Atrium Biotechnologies Inc. (l'émetteur) pour la période intermédiaire terminée le 31 décembre 2006.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôles et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis ;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : 26 février 2007



John Dempsey
Vice-président finances
et chef de la direction financière

Les Biotechnologies Atrium Inc.

États financiers consolidés
31 décembre 2006, 2005 et 2004
(en milliers de dollars US)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Comptables agréés**
Place de la Cité, Tour Cominar
2640, boulevard Laurier, bureau 1700
Sainte-Foy (Québec)
Canada G1V 5C2
Téléphone +1 (418) 522 7001
Télécopieur +1 (418) 522 5663

Rapport des vérificateurs

**Aux actionnaires de
Les Biotechnologies Atrium Inc.**

Nous avons vérifié les bilans consolidés de **Les Biotechnologies Atrium Inc.** aux 31 décembre 2006 et 2005 et les états consolidés des résultats, des bénéfices non répartis, du surplus d'apport et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2006. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2006 et 2005 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2006 selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l./s.e.n.c.r.l.

Comptables agréés

Québec (Québec) Canada
Le 26 février 2007

Les Biotechnologies Atrium Inc.

Bilans consolidés

(en milliers de dollars US)

	Aux 31 décembre	
	2006 $	2005 $
Actif		
Actif à court terme		
Trésorerie et équivalents	22 316	14 886
Placements temporaires	-	2 958
Comptes débiteurs (note 21)		
Clients	58 530	51 794
Autres	1 189	4 037
Impôts sur les bénéfices à recouvrer	3 090	1 952
Stocks (note 5)	33 226	31 758
Charges payées d'avance	1 687	1 313
Actifs d'impôts futurs (note 17)	477	555
	120 515	109 253
Placement à long terme (note 6)	1 566	1 139
Immobilisations corporelles (note 7)	6 202	5 809
Frais reportés	1 046	1 695
Actifs incorporels (note 8)	73 700	68 027
Écarts d'acquisition (note 9)	116 165	109 035
Actifs d'impôts futurs (note 17)	4 124	3 289
	323 318	298 247
Passif		
Passif à court terme		
Comptes créditeurs et charges (note 10)	51 248	48 142
Impôts sur les bénéfices	173	936
Solde de prix d'achat à payer (note 4)	6	-
Produits reportés	160	174
Partie à court terme de la dette à long terme	-	70
	51 587	49 322
Dette à long terme (note 11)	92 204	105 878
Avantages sociaux futurs (note 12)	253	205
Passifs d'impôts futurs (note 17)	20 246	18 431
	164 290	173 836
Capitaux propres		
Capital social (note 15)	80 640	78 985
Surplus d'apport	1 749	1 497
Bénéfices non répartis	65 251	38 596
Écart de conversion cumulé	11 388	5 333
	159 028	124 411
	323 318	298 247

Événement subséquent (note 22)

Les notes complémentaires font partie intégrante des états financiers consolidés.

Approuvé par le Conseil,

______________________, administrateur ______________________, administrateur

Les Biotechnologies Atrium Inc.

Bénéfices non répartis consolidés

(en milliers de dollars US)

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
Solde au début de l'exercice	38 596	24 288	14 181
Bénéfice net pour l'exercice	26 655	14 308	10 107
Solde à la fin de l'exercice	65 251	38 596	24 288

Surplus d'apport consolidé

(en milliers de dollars US)

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
Solde au début de l'exercice	1 497	905	23
Biens acquis de la société mère en contrepartie de l'émission d'actions (note 15c)	-	-	750
Charges de rémunération à base d'actions (note 15d)	302	655	132
Exercice d'options d'achat d'actions	(50)	(63)	-
Solde à la fin de l'exercice	1 749	1 497	905

Les notes complémentaires font partie intégrante des états financiers consolidés.

Les Biotechnologies Atrium Inc.

Résultats consolidés

(en milliers de dollars US, sauf les données relatives aux actions et les données par action)

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
Revenus	306 106	200 863	136 240
Charges d'exploitation			
Coût des ventes	216 517	147 960	95 377
Frais de vente et d'administration	44 458	27 102	19 485
Frais de recherche et de développement	539	671	934
Crédits d'impôt à la recherche et au développement, subventions et autres revenus	(155)	(97)	(389)
Amortissement			
Immobilisations corporelles	1 561	553	492
Actifs incorporels	1 865	679	269
	264 785	176 868	116 168
Bénéfice d'exploitation	41 321	23 995	20 072
Autres revenus (charges)			
Revenus de dividendes	7 422	2 677	-
Revenus d'intérêts	882	293	146
Charges financières			
Intérêts sur la dette à long terme	(14 421)	(4 799)	(2 446)
Autres	(849)	(605)	(7)
Gain (perte) de change	270	(175)	(217)
	(6 696)	(2 609)	(2 524)
Bénéfice avant les éléments suivants	34 625	21 386	17 548
Charge d'impôts sur les bénéfices (note 17)	7 970	6 838	6 093
	26 655	14 548	11 455
Perte sur dilution de placement (note 4h)	-	-	(411)
Part des actionnaires sans contrôle	-	(240)	(937)
Bénéfice net pour l'exercice	26 655	14 308	10 107
Bénéfice net par action			
De base	0,88	0,51	0,44
Dilué	0,82	0,48	0,43
Nombre moyen pondéré d'actions en circulation (en milliers) (note 20)			
De base	30 223	27 790	22 785
Dilué	32 489	29 835	23 547

Les notes complémentaires font partie intégrante des états financiers consolidés.

Les Biotechnologies Atrium Inc.
Flux de trésorerie consolidés

(en milliers de dollars US)

	Exercices terminés les 31 décembre		
	2006 $	2005 $	2004 $
Flux de trésorerie liés aux activités d'exploitation			
Bénéfice net pour l'exercice	26 655	14 308	10 107
Éléments sans incidence sur la trésorerie et équivalents			
Amortissements	3 426	1 232	761
Frais reportés	716	527	109
Produits reportés	(35)	76	134
Perte sur instrument financier dérivé	57	-	-
Perte sur dilution de placement	-	-	411
Charges de rémunération à base d'actions	302	655	132
Perte (gain) de change sur un élément à long terme libellé en devises étrangères	(260)	103	29
Impôts futurs	(203)	1 758	1 436
Part des actionnaires sans contrôle	-	240	937
Avantages sociaux futurs	25	22	(18)
Variation des éléments hors trésorerie du fonds de roulement (note 16)	(609)	(2 571)	(3 354)
	30 074	16 350	10 684
Flux de trésorerie liés aux activités de financement			
Augmentation de la dette à long terme	1 771	147 297	34 698
Versements sur la dette à long terme	(15 518)	(96 848)	(5 430)
Émission d'actions par une filiale	-	-	189
Émission d'actions, déduction faite des frais d'émission d'actions et des impôts afférents	1 605	37 976	1 229
Versements sur les soldes de prix d'achat	(1 299)	(4 309)	(1 193)
	(13 441)	84 116	29 493
Flux de trésorerie liés aux activités d'investissement			
Acquisition de placements temporaires	-	(2 958)	(1 613)
Produit de la vente de placements temporaires	3 194	2 072	-
Acquisition d'un placement à long terme	(441)	(401)	(629)
Augmentation de la participation dans une filiale	-	-	(2 039)
Acquisitions d'entreprises, déduction faite de la trésorerie et des équivalents acquis	(10 931)	(92 636)	(34 468)
Acquisition d'immobilisations corporelles	(1 762)	(428)	(93)
Acquisition d'actifs incorporels amortissables	(101)	(117)	(44)
	(10 041)	(94 468)	(38 886)
Augmentation de la trésorerie et des équivalents	6 592	5 998	1 291
Effet des fluctuations du taux de change sur la trésorerie et les équivalents	838	(1 282)	661
Trésorerie et équivalents au début de l'exercice	14 886	10 170	8 218
Trésorerie et équivalents à la fin de l'exercice	22 316	14 886	10 170
Renseignements supplémentaires			
Intérêts payés	16 778	2 197	2 182
Impôts sur les bénéfices payés	11 110	6 084	4 301

Les notes complémentaires font partie intégrante des états financiers consolidés.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

1 Constitution et nature des activités

Atrium Biotechnologies Inc. (« Atrium » ou la « Société »), constituée en vertu de la Loi canadienne sur les sociétés par actions, est un chef de file dans le domaine de l'élaboration, de la fabrication et de la commercialisation de produits à valeur ajoutée destinés aux industries des cosmétiques, de la pharmaceutique, des produits chimiques et de la nutrition. Atrium est principalement axée sur les secteurs en expansion des marchés de la santé et des soins personnels, qui bénéficient de la vague d'intérêt pour le mieux-être et du vieillissement de la population. Atrium commercialise une vaste gamme d'ingrédients actifs, de spécialités chimiques et de produits finis de santé et de nutrition au moyen de son réseau très spécialisé de vente et de commercialisation dans plus de 50 pays, principalement en Amérique du Nord, en Europe et en Asie.

2 Résumé des principales conventions comptables

Mode de présentation

Les états financiers ont été préparés selon les principes comptables généralement reconnus du Canada. Les principales conventions comptables, qui ont été appliquées de façon uniforme, à l'exception de celle traitant la monnaie de présentation et décrite plus loin, sont résumées comme suit :

Consolidation

Les états financiers consolidés de la Société comprennent les comptes de la Société et ceux de toutes ses filiales en propriété exclusive. Les opérations intersociétés et les soldes connexes ont été éliminés. Au 31 décembre 2006, les principales filiales actives de la Société sont les suivantes :

Chimiray S.A.S.
Unipex S.A.S.
Pure Encapsulations, Inc.
MultiChem Import Export (2005) Inc.
HVL Parent Incorporated (« Douglas Laboratories »)
Douglas Laboratoires Canada Inc. (« DL Canada »)

Estimations comptables

La préparation d'états financiers conformément aux principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et des hypothèses ayant une incidence sur les montants d'actif et de passif portés aux états financiers. Ces mêmes estimations et hypothèses ont aussi une incidence sur la présentation des éventualités en date des états financiers, de même que sur les postes de revenus et de charges des exercices. Les estimations importantes comprennent la provision pour créances irrécouvrables, les provisions pour désuétude des stocks, les actifs d'impôts futurs, la durée de vie utile des immobilisations corporelles et des actifs incorporels, l'évaluation des actifs incorporels identifiables et des écarts d'acquisition, la juste valeur des options octroyées et des avantages sociaux futurs ainsi que certaines charges à payer. Il est donc possible que les résultats réels diffèrent de ces estimations.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Conversion des devises

Monnaie de présentation

En décembre 2005, la Société a changé sa monnaie de présentation, qui était auparavant le dollar canadien, pour le dollar US. Ce changement a été effectué pour que la présentation des états financiers reflète plus fidèlement les résultats d'exploitation et la situation financière de la Société puisque la majorité de ses opérations est effectuée en dollars US. La Société a utilisé la méthode du taux courant pour convertir en dollars US les états financiers libellés en dollars canadiens, et ce, depuis le début de ses activités en 2000. D'après cette méthode, les actifs et passifs des filiales dont la monnaie fonctionnelle est autre que le dollar US sont convertis en dollars US selon le taux de change en vigueur à la date du bilan. Les revenus et charges sont convertis au taux de change moyen mensuel. Les gains ou pertes de change sont inscrits dans l'écart de conversion cumulé figurant dans les capitaux propres. La monnaie fonctionnelle de la Société et de chacune de ses filiales demeure la même.

Toutes les principales filiales de la Société sont considérées comme des établissements étrangers autonomes. Par conséquent, les états financiers de ces filiales étrangères, dont la monnaie fonctionnelle est autre que le dollar US, sont convertis en dollars US selon la méthode du taux courant. D'après cette méthode, les éléments d'actif et de passif sont convertis au taux de change en vigueur à la date du bilan alors que les revenus et charges sont convertis au taux de change moyen mensuel. Le poste « Écart de conversion cumulé » dans les « Capitaux propres » est entièrement constitué de gains et pertes résultant de cette conversion.

Opérations en devises étrangères

Les opérations libellées en devises étrangères sont converties en monnaie de mesure pertinente de la façon suivante :

> Les éléments d'actif et de passif monétaires sont convertis au taux de change en vigueur à la date du bilan alors que les revenus et charges sont convertis au taux de change moyen mensuel. Les éléments d'actif et de passif non monétaires sont convertis au taux historique. Les gains ou pertes de change résultant de cette conversion sont portés aux résultats.

Couverture et instruments financiers dérivés

La Société utilise des instruments financiers dérivés, soit des swaps de taux d'intérêt, dans le but de réduire les risques de taux d'intérêt présents et futurs auxquels l'expose sa facilité de crédit.

La Société utilise des contrats de swap de taux d'intérêt dans le cadre de son programme de gestion de la combinaison des taux d'intérêt fixes et variables pour l'ensemble de ses dettes et du coût d'emprunt global correspondant. Les contrats de swap de taux d'intérêt donnent lieu à l'échange périodique de paiements d'intérêts sans échange du notionnel sur lequel les paiements sont fondés et ils sont comptabilisés à titre d'ajustement des intérêts débiteurs sur l'instrument d'emprunt couvert. Le montant correspondant à payer à des contreparties ou à recevoir des contreparties est pris en compte à titre d'ajustement des intérêts courus.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Dans le cas d'une résiliation anticipée du contrat de swap de taux d'intérêt ou si la couverture cessait d'être efficace avant l'échéance, tout gain ou perte réalisé ou non réalisé serait constaté au bilan et amorti aux résultats consolidés sur la durée restante de la dette couverte connexe. Si la dette devait s'éteindre avant échéance, tout gain ou toute perte réalisé ou non réalisé sur le swap serait constaté aux résultats consolidés au moment de l'extinction de la dette.

La Société désigne et documente l'un de ses instruments financiers dérivés comme une couverture de sa facilité de crédit. La Société détermine que cet instrument financier dérivé représente une couverture efficace, tant lors de la mise en place de la couverture que pendant la durée de l'instrument, puisque la durée jusqu'à l'échéance, le montant du notionnel et le taux d'intérêt de référence de l'instrument concordent tous avec les conditions d'emprunt de l'instrument couvert.

Trésorerie et équivalents

La trésorerie et les équivalents comprennent l'encaisse et les soldes bancaires, sauf les avances bancaires, ainsi que tous les placements à court terme hautement liquides. La Société considère que tous les placements à court terme hautement liquides dont l'échéance à partir de la date d'acquisition est d'au plus trois mois sont des équivalents de trésorerie.

Placements temporaires

Les placements temporaires, qui sont comptabilisés au moindre du coût amorti et de la valeur marchande, sont constitués principalement d'obligations et de fonds communs de placement qui ne s'inscrivent pas dans la définition de la trésorerie et des équivalents de la Société.

Stocks

Les stocks sont évalués au moindre du coût et de la valeur du marché. Le coût est déterminé selon la méthode de l'épuisement successif. Le coût des produits finis et des produits en cours, qui comprend les matières premières, la main-d'œuvre et les frais généraux de fabrication, est déterminé selon la méthode du prix de revient complet. La valeur du marché des matières premières correspond au coût de remplacement, et celle des produits finis et des produits en cours, à la valeur de réalisation nette.

Immobilisations corporelles et amortissement

Les immobilisations corporelles sont comptabilisées au coût, déduction faite de l'amortissement cumulé.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

L'amortissement est calculé selon les méthodes, périodes et taux annuels suivants :

	Méthodes	Période et taux annuels %
Bâtiment	Solde dégressif et amortissement linéaire	5 et 10
Équipement	Solde dégressif et amortissement linéaire	20
Mobilier de bureau	Solde dégressif et amortissement linéaire	10, 20 et 25
Matériel informatique	Solde dégressif et amortissement linéaire	33⅓
Matériel roulant	Amortissement linéaire	20
Améliorations locatives	Amortissement linéaire	Durée restante du bail

Frais reportés

Les frais reportés se composent de frais de financement et sont amortis selon la méthode de l'amortissement linéaire sur la durée des emprunts.

Actifs incorporels

Les actifs incorporels dont la durée de vie utile est limitée se composent de brevets, de marques de commerce, de licences, de contrats de distribution, de relations clients et fournisseurs, de frais de constitution de même que de logiciels et de frais de développement de sites Web. Les brevets et les marques de commerce représentent les coûts, y compris les honoraires professionnels, engagés pour l'obtention de marques de commerce aux fins de commercialisation et de fabrication de produits, déduction faite des subventions gouvernementales afférentes et de l'amortissement cumulé. Les actifs incorporels dont la durée de vie utile est limitée sont amortis selon la méthode de l'amortissement linéaire sur leur durée de vie utile estimative de dix à quinze ans pour les brevets, les marques de commerce, les licences, les contrats de distribution et les relations clients et fournisseurs, de cinq ans pour les frais de constitution et de trois ans pour les logiciels et les frais de développement de sites Web.

Les actifs incorporels de la Société dont la durée de vie utile est indéfinie se composent de marques de commerces découlant de regroupements d'entreprises et ne sont pas amortis.

Écarts d'acquisition

Les écarts d'acquisition représentent l'excédent du prix d'achat des entreprises acquises sur la juste valeur des actifs nets acquis aux dates d'acquisition respectives. Les écarts d'acquisition sont soumis à un test de dépréciation sur une base annuelle, ou plus fréquemment si les indicateurs de dépréciation se manifestent, en ce qui concerne la juste valeur de chaque unité d'exploitation rattachée aux écarts d'acquisition. Une perte de valeur est constatée pour tout écart d'acquisition ayant fait l'objet d'une dépréciation.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Dépréciation d'actifs à long terme

Les immobilisations corporelles et les actifs incorporels dont la durée de vie utile est limitée sont soumis à un test de dépréciation lors d'événements ou de circonstances indiquant la possibilité d'un non-recouvrement des coûts. À cet égard, une dépréciation est constatée lorsque la valeur comptable d'un actif est supérieure aux flux monétaires futurs non actualisés que cet actif est censé procurer. Le montant de toute perte de valeur représente l'excédent de la valeur comptable de l'actif sur sa juste valeur. Les actifs dont la durée de vie utile est limitée font l'objet d'une moins-value dans le cas de toute dépréciation de la portion non amortie. Aux 31 décembre 2006 et 2005, il ne s'est produit aucun événement ni circonstance indiquant que la valeur comptable ne pourrait être recouvrée.

Les actifs incorporels dont la durée de vie utile est indéfinie sont soumis à un test de dépréciation sur une base annuelle ou plus fréquemment lors d'événements ou de circonstances pouvant indiquer une perte de valeur. Une perte de valeur existe lorsque la valeur comptable de l'actif incorporel excède sa juste valeur.

Avantages sociaux futurs

Deux des filiales françaises de la Société contribuent à un programme d'indemnités de fin de carrière destiné à leurs employés. Les coûts de ces avantages sociaux futurs sont constatés au cours des périodes durant lesquelles l'employé bénéficie de ces avantages. Ces coûts sont déterminés sur une base actuarielle annuelle selon la méthode de la répartition au prorata de la durée du service et selon les hypothèses les plus probables de la direction quant à l'augmentation des salaires, l'âge de départ en retraite des employés et le roulement du personnel. Le gain actuariel net (la perte actuarielle nette) de l'obligation au titre d'indemnités de fin de carrière est porté(e) aux résultats dès qu'il (qu'elle) survient.

Constatation des revenus

Les revenus provenant de la vente des produits sont constatés, déduction faite des remises et des rabais estimatifs sur ventes, lors du transfert du titre de propriété aux clients, c'est-à-dire lorsque les produits sont expédiés.

Impôts sur les bénéfices

La Société comptabilise les impôts sur les bénéfices en utilisant la méthode du passif fiscal. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis en tenant compte des écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs. Les variations des actifs ou des passifs d'impôts futurs sont portées aux résultats. Les actifs et passifs d'impôts futurs sont constatés en utilisant les taux d'imposition en vigueur ou pratiquement en vigueur devant s'appliquer dans les exercices au cours desquels les écarts doivent se résorber.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Crédits d'impôt à la recherche et au développement, subventions et autres revenus

La Société a droit aux crédits d'impôt à la recherche scientifique et au développement expérimental (« RS&DE ») accordés par le gouvernement fédéral canadien (« Fédéral ») et par le gouvernement de la province de Québec (« Provincial »). Les crédits d'impôt à la RS&DE du Fédéral sont appliqués aux dépenses de RS&DE canadiennes au taux de 20 % et peuvent uniquement être utilisés en réduction des impôts sur le revenu du Fédéral autrement payables. Les crédits d'impôt remboursables à la RS&DE du Provincial sont généralement appliqués aux salaires et à la sous-traitance de RS&DE admissibles, engagés dans la province de Québec, au taux de 17,5 %.

Les crédits d'impôt à la RS&DE et les autres subventions sont comptabilisés en utilisant la méthode de la réduction du coût. Selon cette méthode, les crédits d'impôt et les subventions sont inscrits en réduction des frais afférents ou des dépenses en capital dans la période au cours de laquelle les dépenses sont engagées. La partie remboursable des crédits d'impôt à la RS&DE est inscrite dans l'exercice au cours duquel ils sont gagnés. Ces crédits d'impôt peuvent faire l'objet d'un examen et d'un ajustement éventuel par les autorités compétentes. Les autres revenus se composent principalement de revenus liés à la consultation et à la sous-traitance en matière de RS&DE.

Frais de recherche et de développement

Les frais liés aux activités de recherche sont imputés aux résultats dès qu'ils sont engagés. Les frais liés aux activités de développement sont imputés aux résultats dès qu'ils sont engagés, sauf ceux qui répondent aux critères de report généralement reconnus, lesquels sont capitalisés et amortis à l'encontre des résultats sur la période estimative au cours de laquelle on pense en retirer des avantages. Aux 31 décembre 2006 et 2005, aucuns frais de développement n'ont été reportés.

Bénéfice par action et information relative au nombre d'actions

Le 10 mars 2005, le conseil d'administration de la Société a approuvé le dépôt de statuts de modification, lesquels donneraient effet à une restructuration du capital, sur une base de 4 pour 1, de toutes les actions émises et en circulation à cette date. Le nombre moyen pondéré d'actions en circulation et les données connexes du bénéfice par action ont été redressés rétroactivement pour donner effet au fractionnement.

Aux fins du calcul du bénéfice par action, les actions à droit de vote subalterne et multiple sont considérées comme des actions ordinaires.

Le bénéfice net de base par action est calculé en fonction du nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Le bénéfice net dilué par action est calculé d'après le nombre moyen pondéré des actions ordinaires en circulation au cours de l'exercice, plus les effets des titres dilutifs équivalant aux actions ordinaires comme les options. Selon cette méthode, le bénéfice net dilué par action doit être calculé selon la méthode du rachat d'actions, en présumant que tous les équivalents aux actions ordinaires ont été exercés au début de la période de déclaration ou de la période d'émission, selon le cas, et que les fonds en découlant ont été utilisés pour acheter des actions ordinaires de la Société à la juste valeur des actions ordinaires au cours de la période.

3 Nouvelles normes comptables

En janvier 2005, l'ICCA a publié quatre nouvelles normes comptables relatives aux instruments financiers : le chapitre 3855 « Instruments financiers – comptabilisation et évaluation », le chapitre 3865 « Couvertures », le chapitre 1530 « Résultat étendu » et le chapitre 3251 « Capitaux propres ».

Le chapitre 3855 traite plus en détail des directives énoncées au chapitre 3860 « Instruments financiers – informations à fournir et présentation » en décrivant les paramètres relatifs à la constatation d'un instrument financier dans le bilan, y compris l'évaluation des montants s'y rapportant. Il explique également le mode de présentation des gains et des pertes dans le cadre des instruments financiers.

Le chapitre 3865 présente des traitements comptables différents du chapitre 3855 pour les entités qui choisissent de désigner des opérations admissibles comme couvertures à des fins comptables. Il remplace et développe la note d'orientation en comptabilité NOC-13 « Relations de couverture » de même que les directives en matière de couverture du chapitre 1650 « Conversion des devises étrangères » en précisant les règles relatives à l'application de la comptabilité de couverture ainsi que les informations à présenter à cet égard.

Le chapitre 1530 « Résultat étendu » introduit une nouvelle exigence quant à l'exclusion temporaire de certains types de gains et pertes du bénéfice net.

Par conséquent, le chapitre 3250 « Surplus » a été révisé pour devenir le chapitre 3251 « Capitaux propres ».

Les chapitres 1530, 3251, 3855 et 3865 s'appliquent aux exercices ouverts à compter du 1er octobre 2006. Ces nouvelles normes comptables, qui ont été adoptées par la Société, sont appliquées depuis le 1er janvier 2007 et n'auront aucune incidence significative sur les états financiers consolidés de la Société.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

4 Acquisitions d'entreprises

Acquisitions en 2006

a) Amisol

Le 1er mai 2006, la Société a acquis, par sa filiale MultiChem Import Export (2005) Inc. (« MultiChem »), les actifs d'Amisol Company Ltd. (« Amisol ») pour une contrepartie totale de 7 199 000 $ (7 968 000 $CAN), incluant tous les frais d'acquisition, dont un montant de 5 754 000 $ (6 368 000 $CAN) a été payé en trésorerie, 139 000 $ (154 000 $CAN) à titre de frais d'acquisition et un solde de prix d'achat de 1 306 000 $ (1 446 000 $CAN). Un montant de 1 300 000 $ (1 439 000 $CAN) du solde de prix d'achat a été payé durant les troisième et quatrième trimestres de 2006. Amisol commercialise des produits de soins personnels au Canada depuis 1974.

b) Douglas Laboratoires of Canada

Le 8 septembre 2006, la Société a acquis, par l'une de ses filiales, les actifs de 2000610 Ontario Limited, qui exerce ses activités sous le nom de Douglas Laboratories of Canada (« DL Canada »), pour une contrepartie totale de 4 136 000 $ (4 590 000 $CAN), incluant tous les frais d'acquisition, dont un montant de 2 554 000 $ (2 834 000 $CAN) a été payé en trésorerie, 50 000 $ (56 000 $CAN) à titre de frais d'acquisition et un paiement conditionnel de 1 532 000 $ (1 700 000 $CAN). L'acquisition est assujettie à des paiements conditionnels basés sur l'atteinte de certains résultats. Ces paiements conditionnels seront inscrits à titre d'écart d'acquisition lorsque les conditions connexes auront été satisfaites. DL Canada commercialise les produits Douglas Laboratories au Canada depuis l'année 2000.

Ces deux acquisitions ont été comptabilisées selon la méthode de l'acquisition, et les résultats sont inclus dans l'état des résultats depuis les dates d'acquisition. Les répartitions du prix d'achat ont été finalisées lors de la réception des rapports d'évaluation d'experts indépendants.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Les valeurs attribuées aux actifs nets acquis se détaillent comme suit :

	Amisol $	DL Canada $
Actif		
Actif à court terme	2 959	317
Immobilisations corporelles	47	52
Actifs incorporels		
Relations clients et fournisseurs	2 259	-
Marques de commerce	632	1 027
	5 897	1 396
Passif		
Passif à court terme	1 082	261
Actifs nets identifiables acquis	4 815	1 135
Écart d'acquisition	2 384	3 001
	7 199	4 136
Prix d'achat		
Moins : Solde de prix d'achat	1 306	-
Frais d'acquisition impayés	139	50
Paiement conditionnel couru	-	1 532
Trésorerie nette utilisée pour l'acquisition	5 754	2 554

L'écart d'acquisition et les actifs incorporels d'Amisol sont inclus dans le secteur des Ingrédients actifs et spécialités chimiques et sont déductibles aux fins de l'impôt sur les bénéfices. L'écart d'acquisition et les actifs incorporels de DL Canada sont inclus dans le secteur Santé et nutrition et sont déductibles aux fins de l'impôt sur les bénéfices.

Les actifs incorporels se composent principalement de relations clients et fournisseurs pour un montant total de 2 259 000 $ et de marques de commerce à durée de vie indéfinie pour un montant total de 1 659 000 $. Les relations clients et fournisseurs sont amorties selon la méthode de l'amortissement linéaire sur leur durée de vie utile variant entre dix et quinze ans. Les marques de commerce à durée de vie indéfinie ne sont pas amorties mais sont soumises à un test de dépréciation sur une base annuelle.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Acquisitions en 2005

c) MultiChem Import Export (2005) Inc.

Le 24 janvier 2005, la Société, par l'intermédiaire de sa nouvelle filiale, MultiChem Import Export (2005) Inc. (« Multichem »), a complété l'acquisition des actifs d'exploitation de MultiChem Import Export Inc. et MultiChem Trading Inc. pour une contrepartie totale d'environ 20 747 000 $ (25 435 000 $CAN) dont un montant de 18 495 000 $ (22 675 000 $CAN), incluant tous les frais d'acquisition, a été payé en trésorerie et un solde de prix d'achat de 2 252 000 $ (2 760 000 $CAN), sans intérêt, a été payé au cours du deuxième trimestre de 2005. Cette acquisition est assujettie à des paiements conditionnels prévus dans la convention totalisant un montant maximal 1 290 000 $ (1 500 000 $CAN) payable en 2006. Le paiement conditionnel de 1 132 000 $ (1 322 000 $CAN), qui a été payé au cours du premier trimestre de 2006, a été comptabilisé à titre d'écart d'acquisition. Cette société, située au Canada, se spécialise dans la commercialisation d'ingrédients actifs et de spécialités chimiques vendus à des clients au Canada et dans le Nord-Est des États-Unis. Cette acquisition a été financée par le fonds de roulement d'Atrium ainsi que par la facilité de crédit renouvelable mise en vigueur en janvier 2005.

Cette acquisition a été comptabilisée selon la méthode de l'acquisition, et les résultats sont inclus dans l'état des résultats depuis la date d'acquisition. La répartition du prix d'achat a été finalisée lors de la réception du rapport d'évaluation.

d) HVL Parent Incorporated

Le 8 décembre 2005, la Société a acquis, par l'entremise d'une de ses filiales américaines, toutes les actions en circulation de HVL Parent Incorporated (« Douglas Laboratories »), dont la principale marque de commerce est Douglas Laboratories. Cette entreprise élabore, fabrique et commercialise des produits de santé et de nutrition par l'intermédiaire de professionnels de la santé principalement aux États-Unis.

Cette acquisition a été réalisée pour une contrepartie totale de 86 852 000 $, dont un montant de 73 906 000 $, incluant tous les frais d'acquisition, a été payé ou sera payé en trésorerie, déduction faite de la trésorerie et des équivalents acquis pour un montant de 3 182 000 $, et une somme de 8 632 000 $ a été payée par le biais d'actions à droit de vote subalterne, au prix de 10,95 $CAN l'action, émises en faveur de certains dirigeants actionnaires de Douglas Laboratories. La portion de trésorerie utilisée pour cette acquisition provient de l'encaisse et de la facilité de crédit renouvelable renégociée en novembre 2005.

Cette acquisition a été comptabilisée selon la méthode de l'acquisition, et les résultats sont inclus dans l'état des résultats depuis la date d'acquisition. La répartition du prix d'achat a été finalisée en 2006 lors de la réception du rapport d'évaluation.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Les valeurs préliminaires attribuées aux actifs nets acquis en 2005 se détaillaient comme suit :

	MultiChem $	Douglas Laboratories $
Actif		
Actif à court terme	11 972	29 030
Immobilisations corporelles	70	3 787
Actifs incorporels		
Relations clients et fournisseurs	4 976	8 000
Marques de commerce	1 631	39 800
Logiciels et sites Web	6	-
	18 655	80 617
Passif		
Passif à court terme	6 044	10 110
Dette à long terme	-	8 912
Passifs d'impôts futurs	-	16 898
	6 044	35 920
Actifs nets identifiables acquis	12 611	44 697
Écarts d'acquisition	8 136	42 155
Prix d'achat	20 747	86 852
Moins: Trésorerie et équivalents acquis	-	3 182
Actions à droit de vote subalterne émises	-	8 632
Solde de prix d'achat	2 252	-
Frais d'acquisition impayés	-	1 132
Trésorerie nette utilisée pour l'acquisition	18 495	73 906

L'écart d'acquisition et les actifs incorporels de MultiChem sont inclus dans le secteur des Ingrédients actifs et spécialités chimiques et sont déductibles aux fins de l'impôt sur les bénéfices. L'écart d'acquisition et les actifs incorporels de Douglas Laboratories sont inclus dans le secteur Santé et nutrition et ne sont pas déductibles aux fins de l'impôt sur les bénéfices.

Les actifs incorporels selon la répartition du prix d'achat finale se composent principalement de relations clients et fournisseurs pour un montant total de 16 276 000 $ et de marques de commerce à durée de vie indéfinie pour un montant total de 41 831 000 $. Les relations clients et fournisseurs sont amorties selon la méthode de l'amortissement linéaire sur leur durée de vie utile variant entre dix et quinze ans. Les marques de commerce à durée de vie indéfinie ne sont pas amorties mais sont soumises à un test de dépréciation sur une base annuelle.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

e) Unipex Finance S.A.S.

Le 6 avril 2005, la Société a acquis 69 092 actions ordinaires du capital-actions en circulation d'Unipex Finance S.A.S., située en France, pour un montant de 7 287 000 $ (5 501 000 €), portant ainsi sa participation financière dans cette dernière à 100 % (83,78 % en 2004). Ce montant a été réglé par l'émission de 741 584 actions à droit de vote subalterne à un prix d'émission de 12,00 $CAN l'action. Cette transaction a été comptabilisée à titre d'acquisition progressive. L'excédent du prix d'achat sur les actifs nets identifiables à la date d'acquisition est de 5 383 000 $ et est inscrit à titre d'écart d'acquisition non déductible aux fins de l'impôt sur les bénéfices pour un montant de 1 722 000 $. Le solde de 3 661 000 $ a été porté en diminution de la part des actionnaires sans contrôle.

Acquisitions en 2004

f) Pure Encapsulations, Inc.

Le 1er mars 2004, la Société a acquis tous les actifs d'exploitation de Pure Encapsulations, Inc. pour une contrepartie totale de 37 982 000 $, dont un montant de 34 462 000 $, incluant tous les frais d'acquisition, a été payé en trésorerie, déduction faite de la trésorerie et les équivalents acquis de 1 076 000 $, et un solde de prix d'achat de 2 444 000 $, payé en août 2005. Cette société, située aux États-Unis, se consacre au développement, à la fabrication et à la commercialisation de produits finis haut de gamme de soins de santé et de nutrition vendus par l'intermédiaire de professionnels de la santé.

Cette acquisition a été comptabilisée selon la méthode de l'acquisition, et les résultats sont inclus dans l'état des résultats depuis la date d'acquisition. La répartition du prix d'achat a été finalisée lors de la réception du rapport d'évaluation.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Les valeurs attribuées aux actifs nets acquis se détaillent comme suit :

	$
Actif	
Actif à court terme	4 740
Immobilisations corporelles	1 123
Actifs incorporels	
Marques de commerce	12 000
Relations clients	800
Autres	94
	18 757
Passif	
Passif à court terme	757
Actifs nets identifiables acquis	18 000
Écart d'acquisition	19 982
Prix d'achat	37 982
Moins : Trésorerie et équivalents acquis	1 076
Solde de prix d'achat	2 444
Trésorerie nette utilisée pour l'acquisition	34 462

L'écart d'acquisition se rapporte au secteur Santé et nutrition.

L'écart d'acquisition et les actifs incorporels sont déductibles aux fins de l'impôt sur les bénéfices. Les actifs incorporels se composent principalement de marques de commerce dont la durée de vie utile est indéfinie totalisant 12 000 000 $. Par conséquent, ces actifs ne sont pas amortis mais sont soumis à un test de dépréciation sur une base annuelle.

g) Unipex Finance S.A.S.

Le 8 juillet 2004, la Société a acquis 21 380 actions ordinaires du capital-actions en circulation d'Unipex Finance S.A.S., située en France, pour une contrepartie en trésorerie de 2 002 000 $ (1 649 000 €), portant ainsi sa participation dans cette dernière à 83,78 % (80,65 % en 2003). Cette acquisition a été comptabilisée à titre d'acquisition progressive. L'excédent du prix d'achat sur les actifs nets identifiables à la date d'acquisition est de 1 586 000 $ et est inscrit à titre d'écart d'acquisition non déductible aux fins de l'impôt sur les bénéfices totalisant 544 000 $. Le solde de 1 042 000 $ a été porté en diminution de la part des actionnaires sans contrôle.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

h) Perte sur dilution de placement

Le 8 juillet 2004, suite à l'émission de 10 000 actions ordinaires par Unipex Finance S.A.S. à ses employés et administrateurs, une perte sur dilution de 411 000 $ a été constatée.

5 Stocks

	Aux 31 décembre	
	2006 **$**	**2005** **$**
Matières premières	7 420	6 669
Produits en cours et produits finis	25 806	25 089
	33 226	31 758

6 Placement à long terme

En mars 2004, la Société a investi un montant total de 629 000 $ (825 000 $CAN) dans Les Biotechnologies Océanova Inc., dont 38 000 $ en actions catégorie A, votantes et participantes, représentant 18,75 % des actions votantes de cette société, 89 000 $ en actions catégorie B, non votantes et participantes, 248 000 $ en actions catégorie C, non votantes et non participantes, et 254 000 $ en débenture non garantie, convertible à la demande de la Société en actions catégorie B, échéant au plus tard le 30 mars 2011. Le 1er juin 2005 et le 11 septembre 2006, la Société a investi des montants additionnels de 401 000 $ (500 000 $CAN) et 441 000 $ (500 000 $CAN) respectivement en débentures convertibles de Les Biotechnologies Océanova Inc. Les débentures en circulation porteront intérêt à un taux déterminé d'après une formule basée sur 50 % du bénéfice net de la société sans toutefois excéder 12 %, les intérêts étant payables annuellement. Ce placement est inscrit au coût.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

7 Immobilisations corporelles

	Aux 31 décembre			
	2006		2005	
	Coût $	Amortissement cumulé $	Coût $	Amortissement cumulé $
Terrain	385	-	353	-
Bâtiment	715	446	655	328
Équipement	6 295	1 966	5 272	781
Mobilier de bureau	588	229	511	212
Matériel informatique	517	371	482	373
Matériel roulant	94	79	159	132
Améliorations locatives	709	10	228	25
	9 303	3 101	7 660	1 851
Moins :				
Amortissement cumulé	3 101		1 851	
Montant net	6 202		5 809	

8 Actifs incorporels

	Aux 31 décembre			
	2006		2005	
	Coût $	Amortissement cumulé $	Coût $	Amortissement cumulé $
Durée de vie utile limitée				
Brevets et marques de commerce	467	323	441	236
Licences et contrats de distribution	864	345	865	256
Relations clients et fournisseurs	19 479	2 079	14 045	504
Frais de constitution	269	231	242	173
Logiciels et frais de développement de sites Web	266	162	174	91
	21 345	3 140	15 767	1 260
Moins :				
Amortissement cumulé	3 140		1 260	
Montant net	18 205		14 507	
Durée de vie utile indéfinie				
Marques de commerce	55 495		53 520	
	73 700		68 027	

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

9 Écarts d'acquisition

La variation de la valeur comptable se détaille comme suit :

	Ingrédients actifs et spécialités chimiques $	Santé et nutrition $	Total $
Solde au 31 décembre 2004	40 393	21 285	61 678
Acquisitions (notes 4c, d et e)	10 074	42 155	52 229
Ajustements [1]	(49)	48	(1)
Incidence du taux de change	(4 915)	44	(4 871)
Solde au 31 décembre 2005	45 503	63 532	109 035
Acquisitions (notes 4a et b)	2 384	3 001	5 385
Ajustements [1]	1 232	(3 328)	(2 096)
Incidence du taux de change	3 986	(145)	3 841
Solde au 31 décembre 2006	53 105	63 060	116 165

[1] Les ajustements comprennent des changements aux évaluations préliminaires de la juste valeur des actifs acquis et des passifs assumés, des paiements conditionnels, des frais additionnels liés aux acquisitions et l'annulation de comptes créditeurs et charges liés aux acquisitions. Dans la division Santé et nutrition, un ajustement de 3 549 000 $ a été enregistré en 2006 relié à l'évaluation finale de la juste valeur des actifs acquis et des passif assumés de HVL Parent Incorporated (« Douglas Laboratories »). Cet ajustement a principalement été appliqué aux actifs incorporels et aux passifs d'impôts futurs. Dans la division Ingrédients actifs et spécialités chimiques, un paiement conditionnel au montant de 1 132 000 $ (1 322 000 $CAN) relié à l'acquisition de MultiChem a été enregistré et payé en 2006.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

10 Comptes créditeurs et charges

	Aux 31 décembre	
	2006 **$**	**2005** **$**
Comptes fournisseurs	40 673	32 949
Société affiliée	-	2 541
Salaires et avantages sociaux	3 670	5 360
Taxes à la consommation	1 597	1 489
Autres charges	4 539	4 671
Frais d'acquisition	769	1 132
	51 248	48 142

11 Dette à long terme

	Aux 31 décembre	
	2006 **$**	**2005** **$**
Facilité de crédit renouvelable *	80 700	94 300
Emprunt non garanti (13 407 $CAN aux 31 décembre 2006 et 2005), portant intérêt au taux de 7 %, le capital étant remboursable en juin 2008 et juin 2009 et les intérêts étant remboursables mensuellement	11 504	11 528
Remboursé au cours de l'exercice 2006	-	120
	92 204	105 948
Moins la partie à court terme	-	70
	92 204	105 878

* Cette facilité de crédit modifiée, d'une durée de trois ans et d'un montant autorisé de 107 259 000 $ (125 000 000 $CAN), est renouvelable annuellement pour une durée équivalente. La Société a la possibilité d'accroître le montant autorisé jusqu'à un maximum de 171 615 000 $ (200 000 000 $CAN), selon certaines conditions, et peut également emprunter en dollars canadiens, en dollars US ou en euros. Au 31 décembre 2006, la totalité de l'emprunt était en dollars US. Cette facilité de crédit porte intérêt à un taux variable basé sur le taux du marché plus une prime calculable trimestriellement. Une hypothèque de premier rang sur tous les actifs de la Société et de ses filiales nord-américaines est donnée en garantie. De plus, toutes les actions détenues par la Société dans ses filiales françaises sont données en garantie. Selon l'entente de crédit, la Société doit respecter certains ratios financiers. Au 31 décembre 2006, le taux effectif était de 6,9 %. Une portion du prêt, soit 50 000 000 $, est assujettie à un swap de taux d'intérêt (voir la note 21).

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

En 2005, une portion des frais de financement reportés au montant de 264 000 $ relativement au remboursement de certains emprunts a été radiée.

Les versements en capital requis sur la dette à long terme s'établissent à 1 287 000 $ en 2008 et 90 917 000 $ en 2009.

12 Avantages sociaux futurs

Les filiales françaises offrent un programme d'indemnités de fin de carrière sans capitalisation à leurs employés. Des provisions sont constituées à l'égard des obligations découlant du programme.

Le tableau suivant présente l'évolution de l'obligation du programme d'indemnités de fin de carrière :

	2006 $	2005 $
Obligation au titre du programme d'indemnités de fin de carrière		
Solde au début de l'exercice	205	210
Coût des services rendus au cours de l'exercice	30	30
Intérêts débiteurs	5	5
Gain actuariel	(10)	(12)
Effet des fluctuations du taux de change	23	(28)
Solde à la fin de l'exercice	253	205

Les principales hypothèses actuarielles retenues par la Société pour évaluer ses obligations découlant du programme d'indemnités de fin de carrière se détaillent comme suit :

	Indemnités de fin de carrière	
	2006 %	2005 %
Taux d'actualisation	2,5	2,5
Taux de croissance de la rémunération	0,5	0,5

Le rapport actuariel, daté de juin 2004, donne effet à l'obligation d'indemnités de fin de carrière au 31 décembre 2004. La prochaine évaluation actuarielle est prévue pour juin 2007.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Régimes 401K

En 2004, la Société a établi des régimes 401K pour deux de ses filiales américaines. En vertu de ces régimes, la Société peut verser un montant discrétionnaire égal à un pourcentage des cotisations de l'employé au régime et peut également verser une cotisation discrétionnaire de participation aux bénéfices. Au cours des exercices terminés les 31 décembre 2006, 2005 et 2004, la Société a inscrit des cotisations s'élevant respectivement à 184 000 $, 65 000 $ et 50 000 $.

13 Engagements

La Société est liée par divers baux d'exploitation pour certains de ses locaux et équipements, lesquels expirent à diverses dates jusqu'en juillet 2015. Au 31 décembre 2006, les versements minimaux à effectuer en vertu de ces baux d'exploitation pour chacun des cinq exercices s'élèvent à 2 725 000 $ en 2007, 1 601 000 $ en 2008, 799 000 $ en 2009, 701 000 $ en 2010 et 682 000 $ en 2011 et 2 205 000 $ par la suite, pour des engagements totaux de 8 713 000 $.

14 Éventualités

La Société et ses filiales font l'objet de divers litiges en cours, en instance et imminents et fait face à d'autres éventualités dans le cours normal des affaires. Le règlement final de ces réclamations ne peut être déterminé à l'heure actuelle. La direction est d'avis que ces réclamations, une fois réglées, n'auront pas de conséquences préjudiciables importantes sur la situation financière et les résultats d'exploitation consolidés de la Société.

15 Capital social

a) Autorisé

Nombre illimité d'actions des catégories suivantes :

Actions à droit de vote multiple, votantes et participantes, comportant deux votes chacune, convertibles au gré du détenteur en actions à droit de vote subalterne à raison d'une action à droit de vote subalterne pour une action à droit de vote multiple

Actions à droit de vote subalterne, votantes et participantes, un vote par action

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

b) Émis

	Aux 31 décembre					
	2006		2005		2004	
	Nombre	**Montant $**	**Nombre**	**Montant $**	**Nombre**	**Montant $**
Actions à droit de vote multiple						
Solde au début de l'exercice	14 000 000	7 656	14 000 000	7 656	14 000 000	7 656
Conversion des actions à droit de vote multiple en actions à droit de vote subalterne	(14 000 000)	(7 656)	-	-	-	-
Solde à la fin de l'exercice	-	-	14 000 000	7 656	14 000 000	7 656
Actions à droit de vote subalterne						
Solde au début de l'exercice	15 997 447	71 329	9 784 664	16 187	8 666 668	14 958
Conversion des actions à droit de vote multiple en actions à droit de vote subalterne	14 000 000	7 656	-	-	-	-
Émises dans le cadre du régime d'options d'achat d'actions	627 500	1 605	387 000	884	580 000	1 229
Charges de rémunération à base d'actions	-	50	-	63	-	-
Émises dans le cadre du premier appel public à l'épargne	-	-	4 166 667	40 920	-	-
Émises dans le cadre de l'acquisition de la part des actionnaires sans contrôle	-	-	741 584	7 283	-	-
Émises dans le cadre de l'acquisition de Douglas Laboratories	-	-	917 532	8 632	-	-
Émises à la société mère	-	-	-	-	537 996	-
Frais d'émission d'actions, déduction faite des impôts afférents	-	-	-	(2 640)	-	-
Solde à la fin de l'exercice	30 624 947	80 640	15 997 447	71 329	9 784 664	16 187
Total du capital social	30 624 947	80 640	29 997 447	78 985	23 784 664	23 843

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

c) Actions émises

Le 18 octobre 2006, au moment de la clôture d'un placement secondaire, toutes les actions à droit de vote multiple qui étaient détenues à 100 % par Æterna Zentaris Inc. « Æterna Zentaris », anciennement la société mère, ont été converties en actions à droit de vote subalterne à raison de une pour une. À la suite de la clôture de ce placement, la Société n'a plus aucun actionnaire majoritaire.

Au cours de l'exercice 2006, à la suite de l'exercice d'options d'achat d'actions, la Société a émis 627 500 actions à droit de vote subalterne pour une contrepartie en trésorerie de 1 605 000 $ (1 816 000 $CAN).

Le 10 mars 2005, la Société a fractionné ses actions à droit de vote multiple et subalterne émises et en circulation sur une base de quatre pour une. Toutes les données relatives aux actions et par action figurant dans les présents états financiers consolidés ont été ajustées rétroactivement pour refléter ce fractionnement d'actions.

Le même jour, les statuts de la Société ont également été modifiés en ce qui concerne les actions à droit de vote multiple. Les actions à droit de vote multiple détenues par Æterna Zentaris seront automatiquement converties en actions à droit de vote subalterne à raison d'une pour une : i) à leur transfert, sous réserve d'exceptions limitées; ii) dans les cinq ans de la clôture du premier appel public à l'épargne, soit le 6 avril 2010; et iii) dans certaines autres circonstances, y compris un changement de contrôle d'Æterna Zentaris.

Le 6 avril 2005, la Société a complété son premier appel public à l'épargne par l'émission de 4 166 667 actions à droit de vote subalterne au prix de 12,00 $CAN l'action pour un produit brut total de 40 920 000 $ (50 000 000 $CAN). La part de la Société relativement aux frais d'émission et à la rémunération des preneurs fermes, déduction faite des impôts afférents, s'est élevée à 2 640 000 $ (3 227 000 $CAN). Immédiatement avant la clôture du placement susmentionné, la Société a procédé à l'acquisition de la part des actionnaires sans contrôle d'Unipex Finance pour un montant de 7 289 000 $ (5 501 000 €). Ce montant a été réglé par l'émission de 741 584 actions à droit de vote subalterne au prix d'offre de 12,00 $CAN l'action.

Le 8 décembre 2005, la Société a émis 917 532 actions à droit de vote subalterne au prix de 10,95 $CAN l'action pour un montant total de 8 632 000 $ (10 047 000 $CAN) dans le cadre de l'acquisition de Douglas Laboratories (voir la note 4d).

Au cours de l'exercice 2005, à la suite de l'exercice d'options d'achat d'actions, la Société a émis 387 000 actions à droit de vote subalterne pour une contrepartie en trésorerie de 884 000 $ (1 091 000 $CAN).

Le 26 octobre 2004, la Société a émis 580 000 actions à droit de vote subalterne à certains dirigeants à la suite de l'exercice d'options d'achat d'actions. Le prix de levée moyen est de 2,60 $CAN pour un produit de 1 229 000 $ (1 507 000 $CAN).

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Le 22 décembre 2004, la Société a émis 537 996 actions à droit de vote subalterne à Æterna Zentaris en contrepartie d'actifs ayant une valeur comptable nette de 750 000 $ (931 000 $CAN). Cette valeur comptable nette a été inscrite à titre de surplus d'apport (voir la note 18).

d) Régime d'options d'achat d'actions de la Société

Le 11 février 2005, le conseil d'administration de la Société a adopté le régime d'options d'achat d'actions 2005 (le « Régime 2005 »), qui est entré en vigueur à la clôture du premier appel public à l'épargne de la Société. À ce moment-là, toutes les options émises et en circulation en vertu du régime d'options d'achat d'actions initial de la Société sont devenues assujetties au Régime 2005. En vertu du Régime 2005, le conseil d'administration de la Société peut octroyer des options aux administrateurs, dirigeants, employés et fournisseurs de services de la Société et de ses filiales leur permettant d'acquérir des actions à droit de vote subalterne. Le nombre maximal d'actions à droit de vote subalterne pouvant être émis à la levée des options octroyées en vertu du Régime 2005, de même que toute action à droit de vote subalterne émise ou réservée aux fins d'émission en vertu de tout autre accord de rémunération à base d'actions alors en vigueur s'élève à 4 267 000. Le prix de levée des options octroyées en vertu du Régime 2005 est établi à la date d'octroi des options, mais ne peut être inférieur au cours moyen pondéré des actions à droit de vote subalterne inscrites à la Bourse de Toronto au cours des cinq jours de bourse précédant immédiatement la date d'octroi d'une option. Les options expirent après une période maximale de dix ans suivant la date de l'octroi. Elles ne peuvent être levées au cours de la première année suivant la date de l'octroi. Par la suite, elles sont acquises, selon cinq tranches annuelles égales relativement aux 20 % des actions à droit de vote subalterne sous option, après une période d'un an suivant la date de l'octroi.

Le tableau suivant résume les changements survenus à l'égard des options d'achat d'actions en vertu de ce régime :

	2006		2005		2004	
	Nombre	**Prix de levée moyen pondéré ($CAN)**	**Nombre**	**Prix de levée moyen pondéré ($CAN)**	**Nombre**	**Prix de levée moyen pondéré ($CAN)**
Solde au début de l'exercice	3 218 500	3,70	3 667 000	3,59	2 390 000	2,76
Octroyées	-	-	5 000	10,58	2 031 000	4,21
Exercées	(627 500)	3,01	(387 000)	2,82	(580 000)	2,60
Forcloses	(42 000)	3,45	(66 500)	3,08	(174 000)	2,81
Solde à la fin de l'exercice	2 549 000	3,87	3 218 500	3,70	3 667 000	3,59

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Le tableau suivant résume certaines informations concernant les options d'achat d'actions en circulation et actuellement exerçables au 31 décembre 2006 :

	Options en circulation			**Options actuellement exerçables**	
Prix de levée ($CAN)	**Nombre**	**Moyenne pondérée de la période résiduelle de levée**	**Prix de levée moyen pondéré ($CAN)**	**Nombre**	**Prix de levée moyen pondéré ($CAN)**
2,50	295 000	3,84	2,50	295 000	2,50
3,07	331 000	5,02	3,07	291 000	3,07
4,21	1 919 500	7,84	4,21	1 352 500	4,21
10,58	3 500	8,55	10,58	-	10,58
	2 549 000	7,01	3,87	1 938 500	3,78

Hypothèses utilisées pour déterminer les charges de rémunération à base d'actions

Le tableau ci-dessous présente les hypothèses utilisées pour déterminer les charges de rémunération à base d'actions selon le modèle d'établissement du prix des options de Black et Scholes :

	Exercices terminés les 31 décembre		
	2006	**2005**	**2004**
Taux de rendement des actions	néant	néant	néant
Volatilité prévue	néant	38,15 %	néant
Taux d'intérêt sans risque	néant	3,37 %	3,77 %
Moyenne pondérée de la durée de vie prévue (années)	néant	3,34	4,56
Charges de rémunération ($) inscrites à titre de surplus d'apport	302	655	132

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

16 États des flux de trésorerie

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2005** **$**
Variation des éléments hors trésorerie du fonds de roulement			
Comptes débiteurs	1 589	(9 196)	74
Stocks	149	(2 225)	(1 119)
Charges payées d'avance	(311)	68	(64)
Comptes créditeurs et charges	(102)	9 464	(2 305)
Impôts sur les bénéfices	(1 934)	(682)	60
	(609)	(2 571)	(3 354)

17 Charge d'impôts sur les bénéfices

Le rapprochement du taux d'imposition combiné fédéral (Canada) et provincial (Québec) avec la charge d'impôts sur les bénéfices se détaille comme suit :

	Exercices terminés les 31 décembre		
	2006	**2005**	**2004**
Charge d'impôts sur les bénéfices			
Taux d'imposition statutaire combiné fédéral et provincial	32,02 %	31,02 %	31,02 %
Charge d'impôts sur les bénéfices selon le taux d'imposition statutaire	11 087 $	6 634 $	5 444 $
Variation du taux promulgué	154	-	-
Variation du taux d'imposition statutaire des filiales étrangères	1 664	993	644
Programme de monétisation des pertes fiscales (note 18)	(2 372)	(827)	-
Bénéfice résultant du placement dans des filiales	(1 992)	(112)	-
Déduction pour activités de fabrication	(233)	-	-
Charges de rémunération à base d'actions	96	203	38
Autres	(434)	(53)	(33)
	7 970 $	6 838 $	6 093 $

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

La charge d'impôts sur les bénéfices se détaille comme suit :

	Exercices terminé les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
Impôts exigibles	8 173	5 080	4 657
Impôts futurs	(203)	1 758	1 436
	7 970	6 838	6 093
Impôts exigibles			
Canada	(1 763)	190	399
Étranger	9 936	4 890	4 258
	8 173	5 080	4 657
Impôts futurs			
Canada	(747)	665	877
Étranger	544	1 093	559
	(203)	1 758	1 436
	7 970	6 838	6 093

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Les éléments importants des actifs et des passifs d'impôts futurs se détaillent comme suit :

	Aux 31 décembre	
	2006 **$**	**2005** **$**
Actifs d'impôts futurs		
Perte de change non réalisée	27	176
Réserves et charges courues	311	431
Stocks	278	-
Avantages sociaux futurs	64	55
Actifs incorporels	1 823	1 867
Frais d'émission d'actions	723	998
Reports de pertes	1 414	224
Autres	159	261
	4 799	4 012
Passifs d'impôts futurs		
Écarts d'acquisition	(1 657)	(789)
Immobilisations corporelles	(530)	(694)
Actifs incorporels	(18 250)	(17 108)
Autres	(7)	(8)
	(20 444)	(18 599)
Répartis comme suit :		
Actifs d'impôts futurs	4 601	3 844
Passifs d'impôts futurs	(20 246)	(18 431)
	(15 645)	(14 587)

Au 31 décembre 2006, la Société a accumulé des pertes autres qu'en capital. Le tableau suivant résume les années d'échéance de ces pertes autres qu'en capital :

	Canada		
Année d'échéance	**Fédéral** **$**	**Provincial** **$**	**États-Unis** **$**
2023	-	-	100
2024	-	-	259
2025	-	-	2
2026	2 415	7 538	-

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

18 Opérations entre parties apparentées

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
Achat de matières premières et sous-traitance	255	246	388
Frais d'administration	151	127	288
Revenus de dividendes	7 422	2 667	-
Charge d'intérêts	7 369	2 675	388
Frais de financement payés	-	-	52
Remboursement de dépenses liées à une technologie acquise	527	346	369
Revenus de sous-traitance	44	337	-

Ces opérations avec Æterna Zentaris, auparavant la société mère, ont eu lieu dans le cours normal des activités et ont été mesurées à la valeur d'échange qui représente le montant de la contrepartie établie et acceptée par les parties apparentées.

À la fin de l'exercice, les montants dus à Æterna Zentaris (dus par celle-ci) sont payables (remboursables) sur demande et résultent des opérations mentionnées ci-dessus.

Le 15 septembre 2005, après avoir reçu les décisions anticipées appropriées des autorités fiscales, Æterna Zentaris a initié une stratégie d'utilisation de ses pertes fiscales. Æterna Zentaris a consenti un prêt subordonné de 129 000 000 $ (150 000 000 $CAN) portant intérêt au taux de 7 % l'an à la Société. Ce prêt est non garanti et est payable sur demande.

Le même jour, la Société a acquis des actions privilégiées pour un montant de 129 000 000 $ (150 000 000 $CAN) auprès de 4296672 Canada Inc., une filiale en propriété exclusive d'Æterna Zentaris. Le taux de dividende sur ces actions privilégiées est de 7,05 %. 4296672 Canada Inc. a utilisé ces fonds pour consentir un prêt sans intérêt de 129 000 000 $ (150 000 000 $CAN) à Æterna Zentaris. Par la suite, ces fonds ont été affectés au remboursement du prêt reçu le même jour qui a servi initialement à effectuer le prêt subordonné à la Société.

La Société a le droit juridique de compenser le prêt à vue à payer à Æterna Zentaris et le placement dans les actions privilégiées de 4296672 Canada Inc. Puisque la Société a l'intention de se prévaloir de ce droit, ces éléments sont présentés sur une base nette. Les intérêts débiteurs et les revenus de dividendes connexes sont présentés respectivement sous les rubriques « Charges d'intérêts » et « Revenus de dividendes ». L'économie d'impôts découlant des intérêts débiteurs est présentée en réduction de la charge d'impôts sur les bénéfices.

Le 18 octobre 2006, la Société a complété une offre de placement secondaire (voir la note 15 c). Suivant la clôture du placement secondaire, Æterna Zentaris n'est plus actionnaire majoritaire d'Atrium et en conformité avec le programme de monétisation des pertes fiscales établi en septembre 2005, ce dernier a pris fin juste avant la clôture du placement secondaire. Ainsi, la Société ne bénéficie plus depuis le 18 octobre 2006 des pertes fiscales d'Æterna Zentaris.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Le 22 décembre 2004, la Société a acquis une technologie d'Æterna Zentaris en contrepartie de l'émission de 537 996 actions à droit de vote subalterne. Cette opération a été comptabilisée à la valeur comptable des actifs nets acquis, soit une valeur nulle. Étant donné que les parties apparentées n'ont pas choisi de se prévaloir du choix spécial d'imposition sur ce transfert, la Société a constaté des impôts futurs de 750 000 $ relativement à cette opération.

La Société s'engage à verser 860 000 $ en trésorerie et une redevance à un chiffre à Æterna Zentaris si cette dernière reçoit l'approbation de commercialisation du produit par les autorités réglementaires des États-Unis (Food and Drug Administration).

De plus, avant la fin de l'exercice 2006, Æterna Zentaris a remboursé à la Société les dépenses engagées pour l'enregistrement, le repositionnement et le lancement du produit pour un montant de 1 242 000 $, soit le maximum selon l'entente modifiée.

19 Information sectorielle

Information par secteur géographique

Les revenus par secteur géographique se détaillent comme suit :

	Exercices terminés les 31 décembre		
	2006 **$**	**2005** **$**	**2004** **$**
États-Unis	102 359	33 022	20 581
Canada	77 434	54 661	1 536
Europe			
France	105 297	105 478	103 415
Autres	14 602	4 666	6 141
Asie	3 389	2 198	3 835
Autres	3 025	838	732
	306 106	200 863	136 240

Les revenus sont attribués aux secteurs géographiques d'après le pays de résidence des clients.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Les actifs immobilisés par secteur géographique se détaillent comme suit :

	Aux 31 décembre	
	2006 **$**	**2005** **$**
Canada	25 859	16 206
États-Unis	127 595	128 591
Europe		
France	42 400	37 898
Autres	213	176
	196 067	182 871

Les actifs immobilisés comprennent les immobilisations corporelles, les actifs incorporels et les écarts d'acquisition.

La Société organise son entreprise selon deux secteurs d'activité : i) la division des Ingrédients actifs et spécialités chimiques; et ii) la division Santé et nutrition. La division des Ingrédients actifs et spécialités chimiques offre des produits à valeur ajoutée comprenant des ingrédients actifs haut de gamme brevetés qui ont été développés ou acquis par la Société ou qui sont exclusifs à cette dernière. La division Santé et nutrition, quant à elle, se consacre au développement, à la fabrication et à la commercialisation de produits finis brevetés de santé et nutrition.

Le président et chef de la direction d'Atrium, à titre de principal responsable de l'exploitation de l'entreprise aux fins de la prise de décision, évalue la performance des deux secteurs et répartit les ressources qui y sont affectées. Chaque secteur a son propre président et fait l'objet d'une gestion distincte. Les conventions comptables des secteurs isolables sont les mêmes que celles appliquées aux états financiers consolidés.

Les tableaux suivants présentent des informations par secteur :

			2006
	Ingrédients actifs et spécialités chimiques **$**	**Santé et nutrition** **$**	**Total** **$**
Revenus	191 392	114 714	306 106
Bénéfice d'exploitation	14 625	26 696	41 321
Amortissements	972	2 454	3 426
Dépenses en capital	702	1 161	1 863
Actifs sectoriels	143 439	164 962	308 401

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

			2005
	Ingrédients actifs et spécialités chimiques $	**Santé et nutrition $**	**Total $**
Revenus	168 006	32 857	200 863
Bénéfice d'exploitation	12 488	11 507	23 995
Amortissements	791	441	1 232
Dépenses en capital	254	291	545
Actifs sectoriels	120 789	164 097	284 886

			2004
	Ingrédients actifs et spécialités chimiques $	**Santé et nutrition $**	**Total $**
Revenus	111 397	24 843	136 240
Bénéfice d'exploitation	10 791	9 281	20 072
Amortissements	443	318	761
Dépenses en capital	60	77	137
Actifs sectoriels	87 842	44 480	132 322

Les actifs non attribués totalisent 14 917 000 $ en 2006, 13 361 000 $ en 2005 et 6 589 000 $ en 2004 et se composent principalement de trésorerie et d'équivalents, d'un placement au coût et d'actifs d'impôts futurs.

En 2006, 2005 et 2004, aucun client ne représente 10 % ou plus des revenus de la Société.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

20 Bénéfice par action

Le tableau suivant présente le rapprochement entre le nombre moyen pondéré de base d'actions en circulation et le nombre moyen pondéré dilué d'actions en circulation utilisé lors du calcul du bénéfice net dilué par action :

	2006	2005	2004
Nombre moyen pondéré de base d'actions en circulation (en milliers)	30 223	27 790	22 785
Effet dilutif des options d'achat d'actions (en milliers)	2 266	2 045	762
Nombre moyen pondéré dilué d'actions en circulation (en milliers)	32 489	29 835	23 547
Éléments exclus du calcul du bénéfice net dilué par action puisque leur prix d'exercice était égal ou supérieur à la valeur des actions ordinaires établie selon le régime d'options d'achat d'actions ou en raison de leur effet anti-dilutif (en milliers)			
Options d'achat d'actions (en milliers)	-	5	2 031

21 Instruments financiers

Description des instruments financiers dérivés

Gestion du risque de taux d'intérêt

La société a contracté des swaps de taux d'intérêt afin de gérer les fluctuations de taux d'intérêt. Les swaps ont des valeurs nominales de 50 000 000 $.

En vertu du premier swap, la Société paie un taux d'intérêt fixe de 4,925 % et encaisse un taux d'intérêt variable basé sur le taux LIBOR de trois mois (5,39 % au 31 décembre 2006). Ce swap a été désigné comme couverture de flux de trésorerie pour le paiement des intérêts variables sur la facilité de crédit renouvelable. La juste valeur de ce swap s'établit à 216 000 $ en faveur de la Société et vient à échéance le 8 décembre 2008.

En vertu du second swap, la Société paie un taux variable, assujetti d'un plancher et d'un plafond, basé sur le taux LIBOR de trois mois et encaisse un taux fixe de 4,925 %. L'intervalle du taux variable payable par la Société se situe entre 4,65 % et 4,925 %. Autrement, la Société paie un taux de 4,925 %. Ce swap n'a pas été désigné comme une couverture de flux de trésorerie. La juste valeur de ce swap s'établit à 57 000 $ en faveur de l'autre partie et vient à échéance le 8 décembre 2008.

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

Juste valeur

La trésorerie et les équivalents, les comptes débiteurs, les comptes créditeurs et charges et le solde de prix d'achat à payer sont des instruments financiers dont la juste valeur se rapproche de leur valeur comptable en raison de leur échéance à court terme. La juste valeur de la dette à long terme est déterminée en actualisant les flux de trésorerie futurs au taux d'intérêt dont la Société pourrait actuellement se prévaloir pour des emprunts comportant des conditions et des échéances similaires. La juste valeur de la dette à long terme s'établit à 92 256 000 $ (106 023 000 $ en 2005). La juste valeur des placements temporaires s'établit à 2 955 000 $ en 2005. Les placements temporaires en 2005 se composent d'unités de fonds communs de placement et d'obligations de sociétés, portant intérêt à des taux variant de 3,75 % à 4,33 %, échéant à diverses dates comprises entre mai et juin 2006.

Risque de crédit

Les instruments financiers qui pourraient assujettir la Société à un risque de concentration de crédit se composent principalement de trésorerie et d'équivalents, de placements temporaires et de comptes débiteurs. La trésorerie et les équivalents ainsi que les placements temporaires se composent d'instruments émis par des émetteurs de premier ordre. Par conséquent, la direction estime que le risque de concentration de crédit lié à la trésorerie et aux équivalents ainsi qu'aux placements temporaires est très minime.

En général, la Société n'exige pas de garantie supplémentaire ou autre de ses clients à l'égard de ses comptes clients; cependant, le crédit est accordé aux clients uniquement après une évaluation de leur solvabilité. En outre, la Société révise continuellement le crédit de tous ses clients et établit une provision pour les créances irrécouvrables lorsqu'il est jugé qu'un compte ne pourra être recouvré. La provision pour créances irrécouvrables s'établit respectivement à 522 000 $ et 469 000 $ aux 31 décembre 2006 et 2005.

Risque de change

La Société est exposée à des risques de change limités puisque les transactions effectuées par ses filiales françaises sont libellées en euros et que celles effectuées par ses filiales canadiennes sont libellées en dollars canadiens. Par ailleurs, elle est exposée à des risques de change par ses ventes à l'étranger de produits fabriqués au Canada, dont la majeure partie est libellée en dollars US.

Risque de taux d'intérêt

L'exposition de la Société au risque de taux d'intérêt se résume comme suit :

Trésorerie et équivalents	Taux d'intérêt variable
Placements temporaires	Taux d'intérêt fixe
Comptes débiteurs	Sans intérêt
Comptes créditeurs et charges	Sans intérêt
Solde de prix d'achat à payer	Sans intérêt
Dette à long terme	Taux d'intérêt fixe et taux d'intérêt variable

(les montants des tableaux sont en milliers de dollars US,
sauf les données relatives aux actions/options et les données par action/option et sauf indication contraire)

22 Événement subséquent

Acquisition d'AquaCap Pharmaceutical, Inc.

Le 19 janvier 2007, la Société, par l'intermédiaire de l'une de ses filiales, a complété l'acquisition de toutes les actions d'AquaCap Pharmaceutical, Inc. (« AquaCap ») pour une contrepartie totale d'environ 21 500 000 $ payée en trésorerie. Le paiement a été financé par la facilité de crédit de la Société. AquaCap est un chef de file dans le développement et la fabrication de suppléments nutritionnels liquides en capsules aux États-Unis.

L'acquisition sera comptabilisée selon la méthode de l'acquisition, et les résultats seront inclus dans l'état des résultats depuis la date d'acquisition.

23 Chiffres correspondants

Certains postes des exercices précédents ont fait l'objet d'un nouveau classement afin qu'ils soient conformes à la présentation de l'exercice courant.

Form 52-109F1 – Certification of Annual Filings

I, Luc Dupont, President and Chief Executive Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 27, 2007

Luc Dupont
President and Chief Executive Officer

Annexe 52-109A1 – Attestation des documents annuels

Je, Luc Dupont, président et chef de la direction d'Atrium Biotechnologies inc., atteste ce qui suit :

1. J'ai examiné les documents annuels (au sens défini dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*) d'Atrium Biotechnologies inc. (l'émetteur) pour l'exercice terminé le 31 décembre 2006;

2. À ma connaissance, les documents annuels ne contiennent pas d'information fausse ou trompeuse concernant un fait important et n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse, compte tenu des circonstances dans lesquelles elle a été faite, au sujet de l'exercice visé par les documents annuels;

3. À ma connaissance, les états financiers annuels et les autres éléments d'information financière présentés dans les documents annuels donnent, à tout égard important, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents annuels ainsi que dans ses résultats d'opération et dans ses flux de trésorerie pour les exercices présentés dans les documents annuels; et

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et un contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons:

   a. conçu ou fait concevoir sous notre supervision ces contrôles et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier au cours de la période où les documents annuels sont établis;

   b. conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur ;

   c. évalué l'efficacité des contrôles et procédures de communication de l'information à la fin de l'exercice visé par les documents annuels et fait en sorte que l'émetteur présente dans le rapport de gestion annuel nos conclusions sur l'efficacité des contrôles et procédures de communication de l'information à la fin de l'exercice visé par les documents annuels conformément à notre évaluation ;

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion annuel tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : 27 février 2007

Luc Dupont
Président et chef de la direction

Form 52-109F1 – Certification of Annual Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 27, 2007

John Dempsey
Vice President Finance and Chief Financial Officer

Annexe 52-109A1 – Attestation des documents annuels

Je, John Dempsey, vice-président finances et chef de la direction financière d'Atrium Biotechnologies inc., atteste ce qui suit :

1. J'ai examiné les documents annuels (au sens défini dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*) d'Atrium Biotechnologies Inc. (l'émetteur) pour l'exercice terminé le 31 décembre 2006;

2. À ma connaissance, les documents annuels ne contiennent pas d'information fausse ou trompeuse concernant un fait important et n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse, compte tenu des circonstances dans lesquelles elle a été faite, au sujet de l'exercice visé par les documents annuels;

3. À ma connaissance, les états financiers annuels et les autres éléments d'information financière présentés dans les documents annuels donnent, à tout égard important, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents annuels ainsi que dans ses résultats d'opération et dans ses flux de trésorerie pour les exercices présentés dans les documents annuels; et

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et un contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons:

   a. conçu ou fait concevoir sous notre supervision ces contrôles et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier au cours de la période où les documents annuels sont établis;

   b. conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur ;

   c. évalué l'efficacité des contrôles et procédures de communication de l'information à la fin de l'exercice visé par les documents annuels et fait en sorte que l'émetteur présente dans le rapport de gestion annuel nos conclusions sur l'efficacité des contrôles et procédures de communication de l'information à la fin de l'exercice visé par les documents annuels conformément à notre évaluation ;

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion annuel tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : 27 février 2007

John Dempsey
Vice-président finances et chef de la direction financière

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-year period ended December 31, 2006. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Biotechnologies Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2006, 2005 and 2004.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses, income tax expense, foreign exchange loss, non-controlling interest and loss on dilution of investment. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

1. HEALTH & NUTRITION

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States like medical doctors, chiropractors and nutritionists. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

FINANCIAL SUMMARY 2006:

- Revenues were $306.1 million for the year in comparison with $200.9 million in 2005, an increase of 52.4%;
- EBITDA increased by 77.4% to $44.7 million in 2006 compared to $25.2 million in 2005;
- Net earnings reached $26.7 million for the year compared to $14.3 million in 2005, an increase of 86.3%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $30.7 million for the year 2006 compared to $18.9 million in 2005, an increase of 62.2%.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

IMPORTANT EVENTS DURING 2006:

Acquisition of Amisol Company Ltd. ("Amisol")
On May 1, 2006, the Company acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7.2 million, including all acquisition-related costs, of which an amount of $5.8 million was paid cash, $0.1million was accrued as acquisition-related costs and $1.3 million as a balance of purchased price paid in 2006. Amisol has been marketing personal care products in Canada since 1974. This acquisition is in the Active Ingredients and Specialty Chemicals Division and was completely integrated into MultiChem's operations.

Acquisition of Douglas Laboratories of Canada ("DL Canada")
On September 8, 2006, the Company acquired, through one of its subsidiaries, the assets of Douglas Laboratories of Canada ("DL Canada") for a total consideration of $4.1 million, including all acquisition-related costs, of which an amount of $2.5 million was paid cash, $0.1 million was accrued as acquisition-related costs and $1.5 million was accrued as contingent payment. This acquisition is subject to contingent payments based on the achievement of certain results. DL Canada has been marketing Douglas Laboratories brand products in Canada since 2000 and is part of the Health & Nutrition Division.

Bought Deal Secondary Offering
On October 18, 2006, the Company completed a bought deal secondary offering of 3,930,000 subordinate voting shares at a price of CAN$15.80 per share for total proceeds to the selling shareholders of CAN$62 million.

Of the 3,930,000 shares, 3,485,000 shares were sold by Æterna Zentaris Inc. ("Æterna Zentaris"), Atrium's principal shareholder at this date. The balance of 445,000 shares was sold by six senior officers of Atrium, following the exercise by them of certain of their stock options for proceeds to the Company of approximately $1.2 million.

Upon the closing of the offering, all Atrium's multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with the Company's articles. After the closing, Æterna Zentaris owned 11,052,996 subordinate voting shares representing approximately 36% of all shares outstanding. Æterna Zentaris completed the distribution of all these shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium.

The decision of Æterna Zentaris to sell and distribute their Atrium interest represents the culmination of a lengthy and detailed review process in which both the management and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement their strategy of becoming a "pure play" biopharmaceutical company.

After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company will no longer benefit from Æterna Zentaris' tax losses in the future.

SUBSEQUENT EVENT TO THE END OF THE YEAR

Acquisition of AquaCap Pharmaceutical, Inc. ("AquaCap")
On January 19, 2007, the Company, through one of its subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of approximately $21.5 million paid cash. The payment was settled through the Company's revolving credit facility. This company is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States. This acquisition is in the Health & Nutrition Division.

All amounts are in US dollars unless otherwise indicated 2

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

Consolidated Statement of Earnings Summary

	Years ended December 31		
(in thousands of US dollars)	**2006**	**2005**	**2004**
	$	$	$
Revenues	**306,106**	200,863	136,240
Earnings from operations (EBIT)	**41,321**	23,995	20,072
Depreciation and amortization	**3,426**	1,232	761
EBITDA	**44,747**	25,227	20,833
Net earnings	**26,655**	14,308	10,107
Net earnings per share (EPS)			
Basic	**0.88**	0.51	0.44
Diluted	**0.82**	0.48	0.43
Cash flow from operating activities before changes in non-cash operating working capital items	**30,683**	18,921	14,038

Consolidated Balance Sheet Data

	As of December 31	
(in thousands of US dollars)	**2006**	**2005**
	$	$
Total assets	**323,318**	298,247
Long-term liabilities	**112,703**	124,514

Revenues for the year ended December 31, 2006, reached $306.1 million compared to $200.9 million for the same period in 2005, an increase of $105.2 million or 52.4%. The increase came primarily from the acquisition of Douglas Laboratories in December 2005 and from the acquisitions of Amisol and DL Canada in May and September 2006 respectively. In addition, revenues were positively impacted by the organic growth of our two divisions. We expect continued growth in revenues in 2007 due to the consolidation of the results of newly-acquired AquaCap in 2007 and from organic growth from all subsidiaries.

Revenues for the fiscal year ended December 31, 2005 reached $200.9 million, representing an increase of $64.7 million or 47.4% over fiscal 2004 revenues of $136.2 million. This increase came primarily from the acquisition of Pure Encapsulations in March 2004, of MultiChem in January 2005 as well as Douglas Laboratories in December 2005. This increase was offset by the appreciation of the Canadian dollar against the US dollar for an amount of $6.3 million for the year ended December 31, 2005.

Gross margin amounted to $89.6 million for the year ended December 31, 2006, compared to $52.9 million in the same period of 2005, an increase of $36.7 million or 69.3%. This variation is primarily attributable to: (i) the gross margin from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006; (ii) organic growth in both divisions; and (iii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 26.3% in 2005 to 29.3% in 2006. This improvement came primarily from the higher margin products from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006.

Gross margin amounted to $52.9 million in fiscal 2005 compared to $40.9 million in fiscal 2004, an increase of $12.0 million or 29.5%. The gross margin was 26.3% in 2005 compared to 30.0% in 2004. This decrease in gross margin comes primarily from the integration of the distribution revenues from the acquisition of MultiChem in January 2005 which generated a lower gross margin.

Selling and administrative expenses were $44.5 million for the year ended December 31, 2006, an increase of $17.4 million over the $27.1 million incurred during the same period in 2005. The increase primarily comes from the selling and administrative expenses of the acquisition of Douglas Laboratories in December 2005 and from newly-acquired companies Amisol and DL Canada during 2006.

Selling and administrative expenses amounted to $27.1 million in fiscal 2005 compared to $19.5 million in fiscal 2004. The increase of $7.6 million in fiscal 2005 primarily comes from the selling and administrative expenses of the acquisition of MultiChem in January 2005. In addition, the increase of these expenses in 2005 also comes from the increase of the stock-based compensation costs, the hiring of management, additional expenses associated with public companies and certain other expenses related to the new corporate structure grouping the activities under two distinctive divisions in order to better address the needs of our customers.

EBITDA for the year ended December 31, 2006 was $44.7 million compared to $25.2 million in 2005, an increase of $19.5 million or 77.4%. Most of the EBITDA increase in 2006 came from organic growth, from the acquisition of Douglas Laboratories in December 2005 and from the acquisitions of Amisol and DL Canada during 2006. The EBITDA margin increased from 12.6% in 2005 to 14.6% in 2006. The EBITDA margin increase came essentially from the acquisitions of Douglas Laboratories, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

EBITDA for fiscal 2005 was $25.2 million, an increase of $4.4 million or 21.1% from $20.8 million in fiscal 2004. Most of this increase came from the acquisitions of MultiChem in January 2005. The EBITDA margin was 12.6% in 2005 compared to 15.3% in 2004. This decrease in the EBITDA margin came primarily from the acquisition of MultiChem in January 2005, which generates a lower EBITDA margin than the average EBITDA margin of the Company.

Depreciation and amortization expenses for the year ended December 31, 2006 were $3.4 million, an increase of $2.2 million compared to $1.2 million in 2005. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories in December 2005.

Depreciation and amortization expenses increased to $1.2 million in fiscal 2005 compared to $0.8 million in fiscal 2004. The increase is due to the amortization of intangible assets resulting from the acquisition of MultiChem in January 2005 and Pure Encapsulations which accounts for a complete year in 2005.

Dividend income and Interest income for the year ended December 31, 2006 totaled $8.3 million compared to $3.0 million in 2005. This increase is almost entirely due to the dividend income increase totaling $4.7 million from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) in September 2005. This program is no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income in 2007 of $7.4 million equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

Dividend income and Interest income for the year ended December 31, 2005 amounted to $3.0 million compared to $0.1 million in 2004. This increase is almost entirely due to the dividend income related to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) which represents $2.7 million in 2005.

Financial expenses for the year ended December 31, 2006 were $15.3 million compared to $5.4 million in 2005. The increase is due directly from the increase in debt levels related to the acquisitions, particularly Douglas Laboratories in December 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program (refer to Related Party Transactions section) for which we accounted $7.4 million of interest expense in 2006 compared to $2.7 million in 2005. In addition, for year ended December 31, 2005, the debt levels were offset by the cash received from the initial public offering (IPO) at the beginning of April 2005, which resulted in an interest expense decrease for that period. We expect to have a decrease of $7.4 million in financial expenses in 2007 due to the termination of the tax loss monetization program in 2006. This decrease will be offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap.

All amounts are in US dollars unless otherwise indicated 4

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

Financial expenses for the year ended December 31, 2005 was $5.4 million compared to $2.5 million in 2004. The increase for the year ended December 31, 2005 is due directly from the variation of the debt level related to the acquisitions of Pure Encapsulations in March 2004, MultiChem in January 2005 and Douglas Laboratories in December 2005, the IPO at the beginning of April 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program.

Income tax expense amounted to $8.0 million (or 23.0% of earnings before taxes) for the year ended December 31, 2006, compared to $6.8 million (or 32.0% of earnings before taxes) during the same period of 2005. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) and from our new debt structure related to the acquisition of Douglas Laboratories in December 2005. With the termination of the tax-loss monetization program as of the closing date of the secondary offering in October 2006 and assuming the same debt level in our debt structure, we expect to have a cumulative income tax rate of approximately 30% for 2007.

Income tax expense amounted to $6.8 million (or 32.0% of earnings before taxes) for the year ended December 31, 2005, compared to $6.1 million (or 34.7% of earnings before taxes) during the same period of 2004. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris in September 2005 (refer to Related Party Transactions section) and was offset by the contribution of foreign subsidiaries with higher statutory income tax rates.

Loss on dilution of investment of $0.4 million for fiscal 2004 is related to the issuance of common shares from Unipex Finance S.A.S. to its directors and employees. These shares were all acquired at the time of the IPO in April 2005.

Non-controlling interest amounted to $0.2 million during fiscal 2005 and occurred in the first quarter of 2005 since the non-controlling interest in our French subsidiary, Unipex Finance S.A.S., was acquired at the same time as the completion of our IPO at the beginning of April 2006. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future. Non-controlling interest for fiscal 2004 amounted to $0.9 million.

Net earnings for the year ended December 31, 2006 were $26.7 million or $0.88 per share ($0.82 per share on diluted basis) compared to $14.3 million or $0.51 per share ($0.48 per share on a diluted basis) in 2005, an increase of $12.3 million or 86.3%. This increase in net earnings is primarily attributable to accretive acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006, to organic growth and to a lower tax rate.

The significant increase in the net earnings in 2006 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 30.2 million (32.5 million for the diluted) for the year ended December 31, 2006 compared to 27.8 million (29.8 million for the diluted) for the same period in 2005. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005 and the acquisition of the minority interest in Unipex at the same date which account for a complete year in 2006, to the issuance of shares to certain Douglas Laboratories' management shareholders in relation to the Douglas Laboratories' acquisition in December 2005 and to the exercise of options during the year (Refer to the audited consolidated financial statements for the weighted average number of shares used in computing earnings per share).

Net earnings for fiscal 2005 were $14.3 million compared to $10.1 million in fiscal 2004. This increase is primarily attributable to accretive acquisitions concluded in fiscal 2005.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $298.2 million on December 31, 2005, amount to $323.3 million as of December 31, 2006. This increase reflects the acquisitions of Amisol and DL Canada in 2006 and general increase in other operations. Long-term liabilities total $112.7 million as of December 31, 2006 compared to $124.5 million at the same date in 2005. This decrease is mainly due to the reimbursement of a portion of the long term debt during the year of $13.7 million. Additional information on segment assets is provided in note 19 of the annual consolidated financial statements.

All amounts are in US dollars unless otherwise indicated 5

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

Health & Nutrition Division Results (H&N)

(in thousands of US dollars)	Years ended December 31, 2006	2005	2004
	$	$	$
Revenues	**114,714**	32,857	24,843
Earnings from operations	**26,696**	11,507	9,281
Depreciation and amortization	**2,454**	441	318
EBITDA	**29,150**	11,948	9,599

Revenues from the Health & Nutrition Division were $114.7 million for the year ended December 31, 2006, representing an increase of $81.8 million or 249.1% over revenues of $32.9 million for the same period last year. This increase came primarily from the acquisitions of Douglas Laboratories in December 2005 and DL Canada in September 2006 as well as from organic growth in all of our subsidiaries.

Revenues for the Health & Nutrition Division were $32.9 million for fiscal 2005, representing an increase of $8.1 million or 32.3% over fiscal 2004 revenues of $24.8 million. This increase came primarily from the acquisition of Pure Encapsulations in 2004 which account for a complete year in 2005, the acquisition of Douglas Laboratories in December 2005 and from organic growth in all of our regions excluding Asia where we had a revenue decrease of $2.0 million.

EBITDA was $29.2 million (or 25.4% of revenues) for the year ended December 31, 2006 representing an increase of $17.2 million or 144.0% over the same period last year where the EBITDA was $11.9 million (or 36.4% of revenues). Most of this increase came from organic growth, the acquisitions of Douglas Laboratories in December 2005 and from synergies realized from this acquisition. The EBITDA margin decrease reflects the new EBITDA mix after the acquisition of Douglas Laboratories which has higher selling and administrative expenses compared to other subsidiaries mainly because of its growth sales force.

EBITDA for the Health & Nutrition Division was $11.9 million for fiscal 2005, representing an increase of $2.3 million or 24.5% over fiscal 2004 EBITDA of $9.6 million. This increase is primarily due to the acquisition in 2004 of Pure Encapsulations which accounts for a complete year in 2005, to the acquisition of Douglas Laboratories in December 2005, to cost containment and offset by the revenues decrease in Asia.

Active Ingredients & Specialty Chemicals Division Results (AI&SC)

(in thousands of US dollars)	Years ended December 31, 2006	2005	2004
	$	$	$
Revenues	**191,392**	168,006	111,397
Earnings from operations	**14,625**	12,488	10,791
Depreciation and amortization	**972**	791	443
EBITDA	**15,597**	13,279	11,234

Revenues from the Active Ingredients & Specialty Chemicals Division were $191.4 million for the year ended December 31, 2006, representing an increase of $23.4 million or 13.9% over revenues of $168.0 million for the same period in 2005. This increase is attributable essentially to the organic growth in Europe and United States, to the acquisition of Amisol during the second quarter of 2006 and to the acquisition of MultiChem on January 24, 2005, which now accounts for a complete twelve-month period in 2006.

Revenues for the Active Ingredients & Specialty Chemicals Division were $168.0 million for fiscal 2005, representing an increase of $56.6 million or 50.8% over fiscal 2004 revenues of $111.4 million. This increase is attributable essentially to the acquisition of MultiChem in January 2005 and to organic growth in sales offset by a decline in active

pharmaceutical ingredients revenues. This line of products had a decrease in sales in Europe for an amount of approximately $2.0 million for fiscal 2005 compared to the same period in 2004. The situation with the active pharmaceutical ingredients was resolved during the fourth quarter of 2005.

EBITDA was $15.6 million (or 8.1% of revenues) for the year ended December 31, 2006, representing an increase of $2.3 million or 17.5% over 2005 EBITDA of $13.3 million (or 7.9% of revenues). This EBITDA increase is attributable essentially to organic growth and to the acquisition of Amisol.

EBITDA for the Active Ingredients & Specialty Chemicals Division was $13.3 million for fiscal 2005, representing an increase of $2.1 million or 18.2% over 2004 EBITDA of $11.2 million. This increase is attributable essentially to the acquisition of MultiChem in January 2005 and to organic growth and was offset by a decline from the active pharmaceutical ingredients sales.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, our acquisitions and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

The actual limit of our credit facility is 107.3 million (CAN$125 million) with the possibility to increase this amount up to $171.6 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. The facility is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of December 31, 2006, our consolidated cash and cash equivalents and short-term investments position was $22.3 million and our long-term debt amounted to $92.2 million. This long-term debt includes $80.7 million from our revolving credit facility, leaving approximately $26.6 million available from the current authorized amount of $107.3 million. The other portion of our long-term debt represents a subordinated debt of $11.5 million bearing interest at a rate of 7% and payable in June 2008 and 2009. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. In January 2007, an additional $21.5 million was borrowed against our credit facility for the acquisition of AquaCap.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $30.1 million for the year ended December 31, 2006 compared to $16.4 million in 2005 and $10.7 million in 2004. These cash flow increases are primarily due to the increase of cash flows generated from existing operations and from newly-acquired companies. Cash flows generated by our operations in 2007 are expected to increase due to the Company's operations and the newly-acquired AquaCap in 2007.

FINANCING ACTIVITIES

For the year ended December 31, 2006, cash flows used for financing activities were $13.4 compared to cash flows generated of $84.1 million in 2005 and $29.5 million in 2004. During 2006, the use of cash for financing activities reflects the repayment of long-term debt for $13.7 million. In 2005, the cash flows from financing activities came from a net increase of $50.4 million in long-term debt as well as from the net proceeds from the IPO which were used for the MultiChem and Douglas Laboratories acquisitions. During 2004, the increase in cash flows from financing activities mainly came from the net increase of $29.3 million in long-term debt which was used for the acquisition of Pure Encapsulations.

INVESTING ACTIVITIES

Cash flows used in investing activities (excluding changes in short-term investments) were $13.2 million for the year ended December 31, 2006. These cash flows were almost completely used for the Amisol and DL Canada acquisitions, for equipments purchase of $1.8 million, for contingent payment related to MultiChem acquisition of $1.1 million and for an additional long-term investment in Les Biotechnologies Océanova Inc. for $0.4 million. For 2005, cash flows used in investing activities amounted to $93.6 million and were used mainly for the acquisition of Douglas Laboratories and MultiChem and for an additional long-term investment in Les Biotechnologies Océanova Inc. for $0.4 million. During 2004, cash flows used in investing activities amounted to $37.3 million and were used

All amounts are in US dollars unless otherwise indicated 7

mainly to acquire Pure Encapsulations Inc., to acquire a long-term investment in Les Biotechnologies Océanova Inc. and to increase our interest in our French subsidiary, Unipex Finance S.A.S.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations as of December 31, 2006:

Payments due by period

	Payments due by period				
(in thousands of US dollars)	**Total**	**2007**	**2008**	**2009-2010**	**2011 +**
	$	$	$	$	$
Long-term debt	92,204	-	1,287	90,917	-
Operating leases	8,713	2,725	1,601	1,500	2,887
Total contractual cash obligations	100,917	2,725	2,888	92,417	2,887

OUTSTANDING SHARE DATA

As of February 26, 2007, there were 30,657,447 subordinate voting shares issued and outstanding and no more multiple voting shares. These multiple voting shares that were 100% owned by Æterna Zentaris, formerly our parent company, were converted into subordinate voting shares on a one-for-one basis at the closing of the secondary offering of October 18, 2006. As of February 26, 2007, there were 2,516,500 stock options outstanding.

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
2006					
Revenues	76,009	74,283	73,282	82,532	306,106
H&N	27,879	29,684	28,290	28,861	114,714
AI&SC	48,130	44,599	44,992	53,671	191,392
EBITDA	11,354	11,673	10,993	10,727	44,747
H&N	7,265	7,685	7,287	6,913	29,150
AI&SC	4,089	3,988	3,706	3,814	15,597
Net Earnings	6,892	6,319	6,409	7,035	26,655
EPS basic (1)	0.23	0.21	0.21	0.23	0.88
EPS diluted (1)	0.21	0.19	0.20	0.22	0.82

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
2005					
Revenues	48,151	50,345	44,009	58,358	200,863
H&N	7,407	7,475	7,002	10,973	32,857
AI&SC	40,744	42,870	37,007	47,385	168,006
EBITDA	6,636	7,129	5,626	5,836	25,227
H&N	2,732	3,236	2,793	3,187	11,948
AI&SC	3,904	3,893	2,833	2,649	13,279
Net Earnings	3,258	3,968	3,083	3,999	14,308
EPS basic (1)	0.14	0.14	0.11	0.14	0.51
EPS diluted (1)	0.12	0.13	0.10	0.13	0.48

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: Douglas Laboratories in December 2005 and DL Canada in September 2006 in the H&N Division and MultiChem in January 2005 and Amisol in May 2006 both in the AI&SC Division.

FOURTH QUARTER RESULTS

Revenues for the quarter ended December 31, 2006 reached $82.5 million compared to $58.4 million for the same period in 2005, an increase of $24.2 million or 41.4%. The increase is mainly attributable to organic growth and acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006.

Gross margin amounted to $23.5 million for the fourth quarter of 2006 compared to $14.2 million in the same period of 2005, an increase of $9.3 million or 65.4%. This variation is primarily attributable to: (i) the gross margin from the acquisitions of Douglas Laboratories, Amisol and DL Canada; (ii) organic growth; and (iii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 24.3% in the fourth quarter of 2005 to 28.4% for the same period in 2006. This improvement came primarily from the higher margin products from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006.

Selling and administrative expenses were $12.6 million during the quarter ended December 31, 2006, an increase of $4.5 million over the $8.1 million incurred during the same period in 2005. The increase primarily comes from the selling and administrative expenses of the acquisitions of Douglas Laboratories, Amisol and DL Canada.

EBITDA for the quarter ended December 31, 2006 was $10.7 million compared to $5.8 million in 2005, an increase of $4.9 million or 83.8%. Most of the increase in 2006 came from organic growth and from the acquisitions of Douglas Laboratories, Amisol and DL Canada. The EBITDA margin increased from 10.0% in the fourth quarter of 2005 to 13.0% for the same period in 2006. The EBITDA margin increase came essentially from the acquisitions of Douglas Laboratories, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

Depreciation and amortization expenses for the quarter ended December 31, 2006 were $0.9 million, an increase of $0.5 million compared to $0.4 million in 2005. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories and Amisol.

Dividend income and interest income for the fourth quarter of 2006 was $0.6 million compared to $2.3 million in 2005. This decrease in dividend income is due to the tax loss monetization program which is no longer in effect since the closing of the secondary offering of October 18, 2006 (refer to Related Party Transactions section).

Financial expenses for the fourth quarter of 2006 were $2.4 million compared to $3.1 million in 2005. The decrease in the fourth quarter came from the decrease of interest expense incurred with the tax loss monetization program which is no longer in effect since October 18, 2006. This decrease was offset by the increase of the average debt levels in 2006 in relation with the acquisition of Douglas Laboratories in December 2005.

Income tax expense amounted to $1.1 million (or 13.7% of earnings before taxes) during the quarter ended December 31, 2006, compared to $0.9 million (or 17.6% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to our debt structure which is in place for a complete quarter in 2006 and to the tax loss monetization program. Since this program is no longer in effect, we estimate our income tax rate for 2007 to be approximately 30%.

Net earnings for the quarter ended December 31, 2006 were $7.0 million or $0.23 per share ($0.22 per share on a diluted basis) compared to net earnings of $4.0 million or $0.14 per share ($0.13 per share on a diluted basic) in 2005, an increase of $3.0 million or 75.9%. This increase in net earnings is primarily attributable to the accretive acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006 and organic growth.

HEALTH & NUTRITION DIVISION RESULTS

Revenues from the Health & Nutrition Division were $28.9 million for the fourth quarter of 2006, representing an increase of 163.0% compared to revenues of $11.0 million for the same quarter in 2005. EBITDA was $6.9 million (or 24.0% of revenues) for the quarter ended December 31, 2006, representing an increase of $3.7 million or 116.9% over the same period last year where the EBITDA was $3.2 million (or 29.0% of revenues). These increases are attributable mainly to the organic growth and acquisition of Douglas Laboratories.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION RESULTS

Revenues from the Active Ingredients & Specialty Chemicals Division were $53.7 million for the fourth quarter of 2006, representing an increase of 13.3% compared with $47.4 million for the corresponding period in 2005. EBITDA was $3.8 million (or 7.1% of revenues) for the quarter ended December 31, 2006, representing an increase of $1.2 million or 44.0% over 2005 EBITDA of $2.6 million (or 5.6% of revenues). These increases are attributable mainly to organic growth and to the acquisition of Amisol.

RELATED PARTY TRANSACTIONS

All the related party transactions we had with our former parent company, Æterna Zentaris, were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties (refer to note 18 of our annual consolidated financial statements for a detailed listing).

On October 18, 2006, the Company completed a bought deal secondary offering of 3,930,000 subordinate voting shares of which 3,485,000 shares were sold by Æterna Zentaris, Atrium's principal shareholder at this date.

Upon the closing of the offering, all Atrium's multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with the Company's articles. After the closing, Æterna Zentaris owned 11,052,996 subordinate voting shares representing approximately 36% of all shares outstanding. Æterna Zentaris completed the distribution of all these shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium and no more related party transactions should occur in the future.

The tax-loss monetization program established in September 2005 with Æterna Zentaris has been terminated, pursuant to the program, just before the closing of the offering because Æterna Zentaris is no longer the controlling shareholder of Atrium. The Company will no longer benefit from Æterna Zentaris' tax losses in the future.

As of December 31, 2006, we were not the primary beneficiary of any variable interest entities.

All amounts are in US dollars unless otherwise indicated 10

OFF-BALANCE SHEET ARRANGEMENTS
There was no other off-balance sheet arrangements than the one presented and described in note 18 of the annual consolidated financial statements related to the tax-loss monetization program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities, employee future benefits as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements. Please refer to the corresponding section of the Financial Statements of the 2006 Annual Report for a complete description of our accounting policies.

Change in Reporting Currency
In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollars financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other then the US dollars are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. "Cumulative translation adjustment" account under "Shareholders' Equity" consists only of gains and losses resulting from these translations. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Allowance for Doubtful Accounts
We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories
Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Impairment of Long-Lived Assets and Goodwill
Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value.

Finite-lived assets are written down for any impairment in value of the unamortized portion. Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value. As at December 31, 2006, there were no events or circumstances indicating that the carrying value may not be recoverable.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. As at December 31, 2006, there were no events or circumstances indicating that the carrying value may not be recoverable.

New Accounting Standards
In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. These new accounting standards were adopted starting on January 1, 2007 and will not have a material effect on the Company's consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk
Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2006, there were no significant risks related to operations using forward exchange contracts. Also, there were no significant risks related to forward exchange contracts outstanding as at December 31, 2006.

Credit Risk
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk
We are exposed to market risk from changes in interest rates relating to our new revolving credit facility.
To mitigate this risk, $50.0 million of these borrowings were swapped to a three-year fixed rate. As at December 31, 2006, we have only $30.7 million of long-term debt which bears interest at floating rates.

RISK FACTORS

The following is a summary of important risks for the Company:

Risks Related to our Business

Penetration of Markets and Continued Growth.
If we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

All amounts are in US dollars unless otherwise indicated 12

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

Acquisition Program.
We intend to continue to acquire businesses and assets. There is no assurance that we will be able to complete acquisitions, or that we will succeed in integrating the newly acquired businesses and assets into our operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on our operating results. Our acquisition program may require, in addition to the cash generated by our operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

Regulation.
In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. Although we believe to be in respect of all the laws, regulations and other constraints, there can be no assurance that we are in compliance with all of such laws, regulations and other constraints. Our failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business.

In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the Food and Drug Administration ("FDA") perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the Food and Drugs Control Administration ("FDCA") if the nutrient concerned is sold by us. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on our sales. Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets or require us to incur additional costs. In addition, our ability to sustain satisfactory levels of sales in our existing markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. Further, such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on sales.

Dependence on Key Personnel and Labour Relations.
Our success is dependent on our ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If our employees were to unionize and seek to negotiate a collective agreement, it could interrupt our operations and have an adverse effect on our operating results.

Political and Economic Conditions in our Geographic Markets.
A significant portion of our sales is derived from our operations in foreign markets. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in our international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Continuous disclosure and disclosure controls
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2006

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures of the Company. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory authorities is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2006, to ensure that material information relating to the Company and its subsidiaries would have been made known to them.

Internal Control over Financial Reporting
Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established or made establish under their supervision the internal control over the financial reporting to obtain reasonable insurance about the financial reporting effectiveness and that the financial statements were being prepared accordingly with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended December 31, 2006 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Forward-Looking Statements
This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of February 26, 2007, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

John Dempsey
February 26, 2007

All amounts are in US dollars unless otherwise indicated 14

Management Report

The following consolidated financial statements of Atrium Biotechnologies Inc. and all other financial information contained in this annual report are the responsibility of management. Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to choose different accounting methods, management chose those that it felt were the most appropriate in the circumstances.

The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles. The external auditors, having been appointed by the shareholders to serve as the Company's external auditors, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.

Luc Dupont
President and Chief Executive Officer

John Dempsey
Vice President, Finance and Chief Financial Officer

Quebec City, Quebec, Canada
February 26, 2007

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

Le rapport qui suit se veut une révision des résultats d'exploitation, de la situation financière et des flux de trésorerie de la Société pour la période de trois ans terminée le 31 décembre 2006. Dans le présent rapport de gestion, les expressions « la Société », « nous » et « notre/nos » désignent Atrium Biotechnologies Inc. et ses filiales. Il doit être lu en parallèle avec l'information figurant dans nos états financiers annuels consolidés et les notes afférentes pour les années terminées les 31 décembre 2006, 2005 et 2004.

Tous les chiffres sont en dollars américains à moins d'indications contraires.

Nos états financiers consolidés sont présentés en milliers de dollars US et ont été dressés conformément aux principes comptables généralement reconnus (« PCGR ») du Canada, ou PCGR du Canada. Dans ce rapport de gestion, nous présentons parfois des mesures financières qui n'ont pas de sens prescrit par les PCGR, et il est donc peu probable que l'on puisse les comparer avec des mesures du même type présentées par d'autres émetteurs. Ces expressions sont présentées de manière uniforme d'un exercice à l'autre. Il s'agit, entre autres, du bénéfice avant les intérêts et les impôts sur les bénéfices (« BAII » ou « bénéfice d'exploitation »), du bénéfice avant les intérêts, les impôts sur les bénéfices et les amortissements (« BAIIA ») et du bénéfice brut. Le BAII reflète le bénéfice net moins (i) les revenus de dividendes, les revenus d'intérêts et le gain de change ; et plus (ii) les frais financiers, la perte de change, l'impôt sur les bénéfices, la part des actionnaires sans contrôle et la perte sur dilution d'un investissement. Le BAIIA s'entend du BAII plus la charge d'amortissement. Le bénéfice brut s'entend des ventes moins le coût des biens commercialisés; le coût des biens commercialisés n'inclut pas l'amortissement de l'équipement de production. Ces expressions ont pour objet d'apporter de l'information supplémentaire et ne devraient pas remplacer d'autres mesures de rendement préparées en vertu des PCGR.

APERÇU GÉNÉRAL

Atrium est un chef de file reconnu dans le développement, la fabrication et la commercialisation de produits à valeur ajoutée destinés aux industries des cosmétiques, de la pharmaceutique, de la chimie et de la nutrition. L'entreprise privilégie les segments en croissance des marchés de la santé et des soins personnels, qui bénéficient d'une part des tendances découlant du vieillissement de la population et, d'autre part, de l'intérêt pour un mode de vie sain. Atrium commercialise une vaste gamme d'ingrédients actifs, de spécialités chimiques et de produits finis de santé et de nutrition par son réseau de ventes et marketing hautement spécialisé desservant géographiquement plus de 50 pays, principalement en Amérique du Nord, en Europe et en Asie. Atrium compte plus de 560 employés et possède quatre unités de production.

La Société exploite ses activités en deux divisions : i) la division Santé et nutrition et ii) la division Ingrédients actifs et spécialités chimiques :

1. DIVISION SANTÉ ET NUTRITION

Cette division développe, fabrique et commercialise plus de 1 300 produits finis propriétaires de santé et nutrition, des vitamines, des minéraux et des produits spécialisés par l'entremise de plus de 40 000 professionnels de la santé aux États-Unis tels que des médecins, des chiropraticiens et des nutritionnistes. De plus, certains de nos produits sont offerts dans plus de 25 pays par le biais d'un réseau de plus de 45 distributeurs ciblant des marchés de niche.

2. DIVISION INGRÉDIENTS ACTIFS ET SPÉCIALITÉS CHIMIQUES

Cette division développe, fabrique et commercialise plus de 2 000 ingrédients actifs et spécialités chimiques à valeur ajoutée pour les secteurs du cosmétique, du pharmaceutique, du chimique et de l'alimentaire. Notre portefeuille de produits comprend des ingrédients actifs, des lipides spécialisés, des intermédiaires de synthèse chimiques, des produits chimiques fonctionnels, des additifs innovateurs, des agents de conservation et des excipients. Nos ingrédients actifs propriétaires sont commercialisés par le biais de notre propre force de vente en France et au Canada et à l'aide d'un réseau de plus de 42 distributeurs spécialisés desservant environ 48 autres pays.

SOMMAIRE FINANCIER 2006 :

- Nos revenus ont été de 306,1 millions de dollars en 2006 comparativement à 200,9 millions de dollars en 2005, une augmentation de 52,4 % ;
- Le BAIIA a augmenté de 77,4 % à 44,7 millions de dollars durant 2006 comparé à 25,2 millions de dollars pour 2005 ;
- Le bénéfice net a atteint 26,7 millions de dollars en 2006 comparativement à 14,3 millions de dollars en 2005, une augmentation de 86,3 % ;
- Les flux de trésorerie liés aux activités d'exploitation avant la variation des éléments hors trésorerie du fonds de roulement pour 2006 étaient de 30,7 millions de dollars, en hausse de 62,2 %, comparativement à 18,9 millions de dollars en 2005.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

FAITS SAILLANTS DE 2006 :

Acquisition de Compagnie Amisol Ltée. (« Amisol »)
Le 1er mai 2006, la Société a acquis, par sa filiale MultiChem Import Export (2005) Inc. (« MultiChem »), les actifs de Compagnie Amisol Ltée. (« Amisol ») pour une considération totale de 7,2 millions de dollars, incluant les frais liés à l'acquisition, dont un montant de 5,8 millions de dollars a été payé en trésorerie, 0,1 million de dollars a été couru pour les frais reliés à l'acquisition et 1,3 million de dollars à titre de solde de prix d'achat payé en 2006. Amisol commercialise des produits de soins personnels au Canada depuis 1974. Cette acquisition fait partie de la division Ingrédients actifs et spécialités chimiques et a été complètement intégrée aux opérations de MultiChem.

Acquisition de Douglas Laboratories of Canada (« DL Canada »)
Le 8 septembre 2006, la Société a acquis, par l'entremise de l'une de ses filiales, les actifs de Douglas Laboratories of Canada (« DL Canada ») pour une considération totale de 4,1 millions de dollars, incluant les frais liés à l'acquisition, dont un montant de 2,5 millions de dollars a été payé en trésorerie, 0,1 million de dollars a été couru pour les frais reliés à l'acquisition et 1,5 million de dollars a été couru pour des paiements conditionnels. Cette acquisition est sujette à des paiements conditionnels basés sur l'atteinte de certains résultats. DL Canada commercialise les produits de Douglas Laboratories au Canada depuis 2000 et fait partie de la division Santé et nutrition.

Placement secondaire
Le 18 octobre 2006, la Société a complété un placement secondaire sur la base d'une prise ferme de 3 930 000 actions à droit de vote subalterne au prix de 15,80 $ CAN l'action pour un produit brut revenant aux actionnaires vendeurs de 62 millions de dollars CAN.

Sur les 3 930 000 actions, 3 485 000 ont été vendues par Æterna Zentaris Inc. (« Æterna Zentaris »), le principal actionnaire d'Atrium à cette date. Les 445 000 actions restantes ont été vendues par six hauts dirigeants d'Atrium, suivant l'exercice d'une partie de leurs options d'achat d'actions. La Société a reçu approximativement 1,2 million de dollars au moment de l'exercice de ces options.

Au moment de la clôture de ce placement secondaire, toutes les actions à droit de vote multiple d'Atrium ont été converties en actions à droit de vote subalterne sur la base d'une action pour une selon les statuts de la Société. Après la clôture du placement, Æterna Zentaris détenait 11 052 996 actions à droit de vote subalterne représentant approximativement 36 % de toutes les actions en circulation. Æterna Zentaris a complété la distribution du solde de sa participation dans Atrium à ses actionnaires le 2 janvier 2007. À partir de cette date, Æterna Zentaris n'est plus actionnaire d'Atrium.

La décision d'Æterna Zentaris de vendre et de distribuer sa participation dans Atrium représente l'aboutissement d'un processus d'examen long et détaillé au cours duquel la direction et le conseil d'administration d'Æterna Zentaris ont étudié plusieurs options stratégiques quant à la meilleure façon de mettre en œuvre son plan d'affaires, qui consiste à devenir une société entièrement axée sur la biopharmaceutique.

Suite à la clôture de ce placement secondaire, Æterna Zentaris n'est plus l'actionnaire majoritaire d'Atrium et, conformément au programme de monétisation des pertes fiscales mis en place en septembre 2005, ce programme a pris fin à la clôture de ce placement secondaire. La Société ne bénéficiera plus des pertes fiscales d'Æterna Zentaris.

ÉVÈNEMENT SUBSÉQUENT À LA FIN D'ANNÉE

Acquisition d'AquaCap Pharmaceutical, Inc. (« AquaCap »)
Le 19 janvier 2007, la Société a acquis, par l'entremise d'une de ces filiales, toutes les actions d'AquaCap Pharmaceutical, Inc (« AquaCap ») pour une considération totale approximative de 21,5 millions de dollars payé en trésorerie. Ce paiement a été financé à même notre facilité de crédit renouvelable. Cette compagnie est la plus importante entreprise spécialisée dans le développement et la fabrication de capsules remplies de liquide au sein de l'industrie des suppléments nutritionnels aux Etats-Unis. Cette acquisition fait partie de la division Santé et nutrition.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

Sommaire des Résultats d'exploitation consolidés

	Exercices terminés le 31 décembre		
(en milliers de dollars américains)	**2006**	**2005**	**2004**
	$	$	$
Revenus	**306 106**	200 863	136 240
Bénéfice d'exploitation (BAII)	**41 321**	23 995	20 072
Amortissement	**3 426**	1 232	761
BAIIA	**44 747**	25 227	20 833
Bénéfice net	**26 655**	14 308	10 107
Bénéfice net par action (BPA)			
De base	**0,88**	0,51	0,44
Dilué	**0,82**	0,48	0,43
Flux de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement	**30 683**	18 921	14 038

Données tirées des Bilans consolidés

	Aux 31 décembre	
(en milliers de dollars américains)	**2006**	**2005**
	$	$
Actifs total	**323 318**	298 247
Passif à long terme	**112 703**	124 514

Les **revenus** ont été de 306,1 millions de dollars pour l'exercice terminé le 31 décembre 2006 comparativement à 200,9 millions de dollars en 2005, soit une augmentation de 105,2 millions de dollars ou 52,4 %. Cette augmentation est due essentiellement à l'acquisition de Douglas Laboratories en décembre 2005 et aux acquisitions de Amisol et DL Canada en mai et septembre 2006 respectivement. De plus, les revenus ont aussi connu une augmentation grâce à la croissance organique provenant des deux divisions. Nous nous attendons à connaître une croissance des revenus en 2007 suite à l'acquisition récente d'AquaCap en 2007 et aussi grâce à la croissance organique de toutes les filiales.

Les revenus pour l'exercice terminé le 31 décembre 2005 ont atteint 200,9 millions de dollars, soit une augmentation de 64,7 millions de dollars ou de 47,4 % par rapport aux revenus de l'exercice 2004 totalisant 136,2 millions de dollars. Cette augmentation est attribuable principalement aux sociétés acquises, Pure Encapsulations en mars 2004, MultiChem en janvier 2005 et Douglas Laboratories en décembre 2005. Cette hausse a été affectée par l'appréciation du dollar canadien sur la devise américaine diminuant les revenus pour un montant de 6,3 millions de dollars pour l'exercice terminé le 31 décembre 2005.

Le **bénéfice brut** a atteint 89,6 millions de dollars pour l'exercice terminé le 31 décembre 2006 comparativement à 52,9 millions de dollars pour la même période en 2005, soit une hausse de 36,7 millions de dollars ou 69,3 %. Cette variation est principalement attribuable aux éléments suivants : i) l'intégration des marges brutes de l'acquisition de Douglas Laboratories en 2005 et des nouvelles sociétés acquises Amisol et DL Canada durant 2006 ; ii) la croissance organique dans les deux divisions ; et iii) les synergies réalisées suite aux acquisitions de Douglas Laboratories et

d'Amisol. Le taux de marge brute est passé de 26,3 % en 2005 à 29,3 % en 2006. Cette amélioration provient principalement de l'apport des produits à rentabilité plus élevée de l'acquisition de Douglas Laboratories en décembre 2005 et des nouvelles sociétés acquises Amisol et DL Canada durant 2006.

Le bénéfice brut a atteint 52,9 millions de dollars pour l'exercice 2005 comparativement à 40,9 millions de dollars pour l'exercice 2004, soit une augmentation de 12,0 millions de dollars ou 29,5 %. Le taux de marge brut s'est établi à 26,3 % en 2005 comparativement à 30,0 % en 2004. Cette diminution du taux de marge brute s'explique principalement par l'intégration des marges brutes moins élevées provenant des revenus de distribution de l'acquisition de MultiChem en janvier 2005.

Les **frais de vente et d'administration** pour l'exercice terminé le 31 décembre 2006 ont été de 44,5 millions de dollars, une hausse de 17,4 millions de dollars comparativement aux 27,1 millions de dollars enregistrés pour la période correspondante de 2005. L'augmentation s'explique principalement par l'acquisition de Douglas Laboratories en décembre 2005 et par les acquisitions récentes d'Amisol et de DL Canada durant 2006.

Les frais de vente et d'administration se sont élevés à 27,1 millions de dollars pour l'exercice 2005 comparativement à 19,5 millions de dollars pour l'exercice 2004. La hausse de 7,6 millions de dollars de l'exercice 2005 est due essentiellement aux frais de vente et d'administration de l'acquisition de MultiChem en janvier 2005. De plus, l'augmentation des frais en 2005 est aussi causée par la hausse de la charge de rémunération à base d'actions, par l'embauche de cadres, par de nouveaux frais liés à une société ouverte et par certains autres frais liés à la nouvelle structure regroupant les activités sous deux divisions distinctes pour mieux servir nos clients.

Le **BAIIA** pour l'exercice terminé le 31 décembre 2006 a été de 44,7 millions de dollars comparativement à 25,2 millions de dollars en 2005, une augmentation de 19,5 millions de dollars ou 77,4 %. La grande partie de l'augmentation du BAIIA en 2006 s'explique par la croissance organique, par l'acquisition de Douglas Laboratories en décembre 2005 et par les acquisitions Amisol et DL Canada durant 2006. Le taux de BAIIA est passé de 12,6 % en 2005 à 14,6 % en 2006. L'augmentation du taux de BAIIA provient essentiellement des acquisitions de Douglas Laboratories, Amisol et DL Canada qui possèdent de meilleures marges sur leurs produits et provient également des synergies générées suite à l'intégration de ces acquisitions.

Pour l'exercice 2005, le BAIIA s'est établi à 25,2 millions de dollars, soit une augmentation de 4,4 millions de dollars ou 21,1 % par rapport aux 20,8 millions de dollars enregistrés au cours de l'exercice 2004. L'augmentation s'explique principalement par l'acquisition de MultiChem en janvier 2005. Le taux de BAIIA en 2005 a été de 12,6 % comparativement à 15,3 % en 2004. Cette diminution dans le taux de BAIIA est due principalement à l'acquisition de MultiChem en janvier 2005 qui génère un taux de BAIIA plus bas que la moyenne du taux de BAIIA de la Société.

L'**amortissement** pour l'exercice terminé le 31 décembre 2006 a été de 3,4 millions de dollars, une augmentation de 2,2 millions de dollars par rapport au 1,2 million de dollars en 2005. Cette hausse des dépenses d'amortissement provient principalement de l'amortissement des actifs incorporels provenant de l'acquisition de Douglas Laboratories en décembre 2005.

L'amortissement a atteint 1,2 million de dollars en 2005 comparativement à 0,8 million de dollars en 2004. Cette augmentation est due à l'amortissement des actifs incorporels reliée à l'acquisition de MultiChem en janvier 2005 et Pure Encapsulations qui compte pour une année complète en 2005.

Les **revenus de dividendes et d'intérêts** de l'exercice terminé le 31 décembre 2006 ont totalisé 8,3 millions de dollars comparativement à 3,0 millions de dollars en 2005. Cette augmentation est presque entièrement reliée à l'augmentation des revenus de dividendes d'un montant 4,7 millions de dollars provenant du programme de monétisation des pertes fiscales conclu avec Æterna Zentaris (se reporter à la rubrique Opérations entre parties apparentées). Ce programme s'est terminé à la clôture du placement secondaire du 18 octobre 2006. Nous anticipons donc une diminution des revenus de dividendes durant 2007 de 7,4 millions de dollars équivalente à la diminution que nous anticipons dans les charges financières reliée à la terminaison du même programme.

Les revenus de dividendes et d'intérêts de l'exercice terminé le 31 décembre 2005 ont été 3,0 millions de dollars comparativement à 0,1 million de dollars en 2004. Cette augmentation est presque entièrement reliée aux revenus de dividendes provenant du programme de monétisation des pertes fiscales conclu avec Æterna Zentaris (se reporter à la rubrique Opérations entre parties apparentées) qui représente 2,7 millions de dollars en 2005.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

Les **charges financières** pour l'exercice terminé le 31 décembre 2006 ont été de 15,3 millions de dollars comparativement à 5,4 millions de dollars en 2005. La hausse s'explique directement par l'augmentation du solde des dettes reliées aux acquisitions, particulièrement celle de Douglas Laboratories en décembre 2005, ainsi que par la nouvelle charge d'intérêts provenant du programme de monétisation de pertes fiscales (se reporter à la rubrique Opérations entre parties apparentées) pour lequel nous avons comptabilisé un montant de 7,4 millions de dollars de charge d'intérêts en 2006 comparativement à 2,7 millions de dollars en 2005. De plus, pour l'exercice terminé le 31 décembre 2005, le niveau d'endettement avait été réduit par l'encaissement de notre premier appel public à l'épargne (PAPE) au début d'avril 2005, ce qui explique la diminution de la charge d'intérêts durant cette période. Nous prévoyons une diminution de la charge d'intérêts de 7,4 millions de dollars au cours de 2007 due au fait que le programme de monétisation des pertes fiscales s'est terminé en 2006. Cette diminution sera contrebalancée par une augmentation de la charge d'intérêts à long terme reliée à l'augmentation du niveau d'endettement d'un montant de 21,5 millions de dollars en janvier 2007 pour l'acquisition d'AquaCap.

Les charges financières de l'exercice terminé le 31 décembre 2005 ont été de 5,4 millions de dollars comparativement à 2,5 millions de dollars en 2004. Pour l'exercice terminé le 31 décembre 2005, la hausse s'explique par la variation du solde des dettes reliées aux acquisitions de Pure Encapsulations en mars 2004, de MultiChem en janvier 2005 et de Douglas Laboratories en décembre 2005, au PAPE d'avril 2005 ainsi que par la nouvelle charge d'intérêts provenant du programme de monétisation de pertes fiscales.

La **charge d'impôts** sur les bénéfices pour l'exercice terminé le 31 décembre 2006 a été de 8,0 millions de dollars (ou 23,0 % des bénéfices avant impôts) comparativement à 6,8 millions de dollars (ou 32,0 % des bénéfices avant impôts) pour la même période en 2005. La diminution du taux d'impôt provient principalement de la mise en place du programme de monétisation des pertes fiscales conclu avec Æterna Zentaris (se reporter à la rubrique Opérations entre parties apparentées) et de la nouvelle structure de financement reliée à l'acquisition de Douglas Laboratories en décembre 2005. Le programme de monétisation des pertes fiscales étant terminé depuis la clôture du placement secondaire en octobre 2006, nous anticipons un taux d'impôt cumulé approximatif de 30 % pour l'exercice 2007 si le niveau d'endettement de notre structure de financement demeure semblable.

La charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2005 a été de 6,8 millions de dollars (ou 32,0 % des bénéfices avant impôts) comparativement à 6,1 millions de dollars (ou 34,7 % des bénéfices avant impôts) pour la même période en 2004. La diminution du taux d'impôt provient principalement de la mise en place du programme de monétisation des pertes fiscales conclu avec Æterna Zentaris en septembre 2005 (se reporter à la rubrique Opérations entre parties apparentées) et a été compensée par la contribution des filiales étrangères qui sont assujetties à des taux statutaires d'impôts plus élevés.

La **perte sur dilution d'un investissement** de 0,4 million de dollars pour l'exercice financier 2004 est reliée à l'émission d'actions ordinaires par Unipex Finance S.A.S. à ses administrateurs et employés. Ces actions ont toutes été acquises lors de notre PAPE en avril 2005.

La **part des actionnaires sans contrôle** a été de 0,2 million de dollars durant l'exercice 2005 et a été créée au premier trimestre de l'année puisque le solde des minoritaires, dans notre filiale française Unipex, a été racheté lors de la conclusion de notre PAPE au début d'avril 2005. Nous détenons donc, à partir de cet événement, 100 % de toutes les actions de toutes nos filiales et n'aurons plus, dans le futur, à comptabiliser de part des actionnaires sans contrôle dans l'état des résultats. La part des actionnaires sans contrôle s'est établie à 0,9 million de dollars pour l'exercice 2004.

Le **bénéfice net** pour l'exercice terminé le 31 décembre 2006 a été de 26,7 millions de dollars, soit 0,88 $ l'action (0,82 $ l'action sur une base diluée), comparativement à un bénéfice net de 14,3 millions de dollars, soit 0,51 $ l'action (0,48 $ l'action sur une base diluée) pour la même période en 2005, une augmentation de 12,3 millions de dollars ou 86,3 %. Cette augmentation du bénéfice net s'explique en grande partie par l'impact positif des acquisitions génératrices de bénéfices, Douglas Laboratories en décembre 2005, Amisol en mai 2006 et DL Canada en septembre 2006, par la croissance organique ainsi que par un taux d'impôt moins élevé.

La hausse significative du bénéfice net en 2006 a permis à la Société d'augmenter le bénéfice net par action et le bénéfice net par action dilué même si le nombre moyen pondéré d'action en circulation a augmenté à 30,2 millions (32,5 millions pour le dilué) pour l'exercice terminé le 31 décembre 2006 comparativement à 27,8 millions (29,8 millions pour le dilué) pour la même période en 2005. L'augmentation du nombre d'actions en circulation est attribuable principalement à l'émission d'actions dans le cadre du PAPE de la Société complété le 6 avril 2005 et au rachat du solde des minoritaires de notre filiale Unipex à la même date et qui compte maintenant pour une année complète, à l'émission d'actions à certains membres de la direction et actionnaires de Douglas Laboratories en

relation avec l'acquisition de Douglas Laboratories en décembre 2005 et à l'exercice d'options d'achat d'actions (Voir les états financiers consolidés vérifiés pour le nombre moyen pondéré des actions utilisé dans le calcul des bénéfices par actions).

Le bénéfice net pour l'exercice 2005 s'est élevé à 14,3 millions de dollars comparativement à 10,1 millions de dollars pour l'exercice 2004. Cette augmentation est principalement due aux acquisitions rentables réalisées au cours de l'exercice 2005.

ACTIF TOTAL CONSOLIDÉ ET PASSIF À LONG TERME
L'actif total consolidé est passé de 298,2 millions de dollars au 31 décembre 2005 à 323,3 millions de dollars au 31 décembre 2006. Cette augmentation reflète les acquisitions d'Amisol et de DL Canada en 2006 ainsi qu'une croissance générale des autres opérations. Le passif à long terme totalise 112,7 millions au 31 décembre 2006 comparativement à 124,5 millions de dollars à la même date en 2005. Cette diminution est principalement attribuable au remboursement d'une portion de la dette à long terme durant l'exercice au montant de 13,7 millions de dollars. Le détail des actifs sectoriels est présenté à la note 19 des états financiers annuels consolidés.

Résultats de la division Santé et Nutrition (« S&N »)

	Exercices terminés le 31 décembre		
(en milliers de dollars américains)	**2006**	**2005**	**2004**
	$	$	$
Revenus	**114 714**	32 857	24 843
Bénéfice d'exploitation (BAII)	**26 696**	11 507	9 281
Amortissement	**2 454**	441	318
BAIIA	**29 150**	11 948	9 599

Les **revenus** de la division Santé et nutrition ont été de 114,7 millions de dollars pour l'exercice terminé le 31 décembre 2006 comparativement à 32,9 millions de dollars en 2005, soit une augmentation de 81,8 millions de dollars ou 249,1 %. Cette augmentation est due essentiellement à l'acquisition de Douglas Laboratories en décembre 2005 et DL Canada en septembre 2006 ainsi qu'à la croissance organique de l'ensemble de nos filiales.

Les revenus pour la division Santé et nutrition étaient de 32,9 millions de dollars pour l'exercice 2005 représentant une augmentation de 8,1 millions de dollars ou 32,3 % par rapport à des revenus de 24,8 millions de dollars en 2004. Cette augmentation vient principalement de la société acquise en 2004, Pure Encapsulations qui compte pour une année complète en 2005, de la société acquise Douglas Laboratories en décembre 2005 et de la croissance organique dans l'ensemble des territoires à l'exception de l'Asie ou nous avons connu une baisse de 2,0 millions de dollars.

Le **BAIIA** a été de 29,2 millions de dollars (ou 25,4 % du montant des revenus) pour l'exercice financier terminé le 31 décembre 2006, représentant une augmentation de 17,2 millions de dollars ou 144,0 % par rapport à la même période de 2005 où le BAIIA a été de 11,9 millions de dollars (ou 36,4 % du montant des revenus). La plus grande part de cette augmentation provient de la croissance organique, de l'acquisition de Douglas Laboratories en décembre 2005 et de synergies reliées à cette acquisition. La diminution du taux de BAIIA reflète le nouveau mix de BAIIA suite à l'acquisition de Douglas Laboratories puisque les frais de vente et d'administration de cette dernière sont plus élevés comparativement aux autres filiales du principalement à l'expansion de la force de vente.

Le BAIIA pour la division Santé et nutrition était de 11,9 millions de dollars en 2005, représentant une augmentation de 2,3 millions de dollars ou 24,5 % sur le BAIIA de 2004 de 9,6 millions de dollars. La plus grande part de cette augmentation provient des acquisitions de Pure Encapsulations et de Douglas Laboratories, de la réduction des dépenses et est compensée par les effets négatifs des changements à notre réseau de distribution en Asie. Cette augmentation est due principalement à l'acquisition en 2004 de Pure Encapsulations qui compte maintenant pour une année complète, à l'acquisition de Douglas Laboratories en décembre 2005, à la réduction des dépenses et est compensée par la diminution des ventes en Asie.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

Résultats de la division Ingrédients actifs et spécialités chimiques (« IA&SC »)

	Exercices terminés le 31 décembre		
(en milliers de dollars américains)	**2006**	**2005**	**2004**
	$	$	$
Revenus	**191 392**	168 006	111 397
Bénéfice d'exploitation (BAII)	**14 625**	12 488	10 791
Amortissement	**972**	791	443
BAIIA	**15 597**	13 279	11 234

Les **revenus** de la division Ingrédients actifs et spécialités chimiques pour l'exercice terminé le 31 décembre 2006 ont été de 191,4 millions de dollars, soit une augmentation de 23,4 millions de dollars ou 13,9 % par rapport aux revenus de la période correspondante de 2005 qui totalisaient 168,0 millions de dollars. Cette augmentation est attribuable essentiellement à la croissance organique en Europe et aux États-Unis, à l'acquisition d'Amisol durant le deuxième trimestre de 2006 et à l'acquisition de MultiChem le 24 janvier 2005 qui compte maintenant une année complète.

Les revenus de la division Ingrédients actifs et spécialités chimiques ont atteint 168,0 millions de dollars pour l'exercice 2005, soit une augmentation de 56,6 millions de dollars ou 50,8 % par rapport aux revenus de l'exercice 2004 totalisant 111,4 millions de dollars. Cette augmentation est attribuable essentiellement à la société MultiChem acquise en janvier 2005 et à la croissance organique des ventes de la division en excluant la gamme des ingrédients actifs pharmaceutiques. Cette gamme de produits a connu une décroissance des ventes en Europe pour un montant d'environ 2 millions de dollars pour l'exercice terminé le 31 décembre 2005 comparativement à celui de 2004. La situation avec les ingrédients actifs pharmaceutiques s'est rétablie durant le quatrième trimestre de 2005.

Le **BAIIA** a été de 15,6 millions de dollars (ou 8,1 % du montant des revenus) pour l'exercice terminé le 31 décembre 2006, représentant une augmentation de 2,3 millions de dollars ou 17,5 % par rapport à celui de 2005 qui était de 13,3 millions de dollars (ou 7,9 % du montant des revenus). Cette augmentation du BAIIA est attribuable essentiellement à la croissance organique et à l'acquisition d'Amisol.

Le BAIIA pour la division Ingrédients actifs et spécialités chimiques était de 13,3 millions de dollars pour l'année 2005, représentant une augmentation de 2,1 millions de dollars ou 18,2 % comparativement au BAIIA de 2004 de 11,2 millions de dollars. Cette augmentation est attribuable essentiellement à l'acquisition de MultiChem en janvier 2005 et à la croissance organique compensée par le manque à gagner provenant de la gamme des ingrédients actifs pharmaceutiques.

LIQUIDITÉS, FLUX DE TRÉSORERIE ET FINANCEMENT

Nos activités, nos acquisitions et nos dépenses en immobilisations sont principalement financées par le truchement des flux de trésorerie liés aux activités d'exploitation, l'utilisation de nos liquidités et l'utilisation de notre facilité de crédit et aussi par l'émission d'actions ordinaires.

La limite actuelle de notre facilité de crédit est de 107,3 millions de dollars (125 millions de dollars canadiens) avec une possibilité, sous certaines conditions, d'augmenter ce montant jusqu'à 171,6 millions de dollars (200 millions de dollars canadiens). Cette facilité de crédit est d'une durée de trois ans, renouvelable annuellement. Cette facilité porte intérêt à taux variable et est garantie par une hypothèque de premier rang sur tous les actifs de la Société et de ses filiales nord-américaines. De plus, la Société a consenti un nantissement d'instruments financiers sur toutes les actions qu'elle détient dans ses filiales françaises.

Au 31 décembre 2006, notre situation consolidée au niveau de la trésorerie et des équivalents et des placements à court terme était de 22,3 millions de dollars et notre dette à long terme s'élevait à 92,2 millions de dollars. Cette dette à long terme est constituée d'un montant de 80,7 millions de dollars provenant de la facilité de crédit renouvelable, laissant ainsi une disponibilité, à cette même date, de plus de 26,6 millions de dollars sur le montant autorisé de 107,3 millions de dollars. L'autre portion de la dette à long terme représente une dette subordonnée au montant de 11,5 millions de dollars qui porte intérêt au taux de 7 % et est payable en juin 2008 et 2009. Concurremment à l'acquisition de Douglas Laboratories en décembre 2005, la Société a contracté un SWAP de taux d'intérêt au

montant de 50 millions de dollars fixant ainsi le taux d'intérêt pour la durée du prêt de trois ans. En janvier 2007, pour l'acquisition d'AquaCap, un montant supplémentaire de 21,5 millions de dollars a été utilisé sur notre facilité de crédit.

La Société est d'avis que ces liquidités, ajoutées à sa facilité de crédit renouvelable et aux fonds générés par ses activités, seront suffisants pour répondre à ses besoins de trésorerie dans un avenir prévisible. Toutefois, il est possible que des projets d'acquisitions d'entreprises ou de produits complémentaires exigent de nouvelles sources de financement.

ACTIVITÉS D'EXPLOITATION

Les flux de trésorerie provenant des activités d'exploitation ont totalisé 30,1 millions de dollars pour l'exercice terminé le 31 décembre 2006 comparativement à 16,4 millions de dollars en 2005 et 10,7 millions de dollars en 2004. Ces augmentations s'expliquent principalement par l'augmentation des flux de trésorerie liés aux activités d'exploitation existantes ainsi que des nouvelles sociétés acquises. Les flux de trésorerie générés par nos opérations en 2007 devraient continuer de croître suite aux opérations de la Société et à l'acquisition récente d'AquaCap en janvier 2007.

ACTIVITÉS DE FINANCEMENT

Pour l'exercice terminé le 31 décembre 2006, les flux de trésorerie utilisés pour les activités de financement ont été de 13,4 millions de dollars comparativement à des flux de trésorerie générés de 84,1 millions de dollars en 2005 et 29,5 millions de dollars en 2004. En 2006, l'utilisation des flux de trésorerie pour les activités de financement reflète le paiement d'un montant de 13,7 millions de dollars sur la dette à long terme. En 2005, les flux de trésorerie générés par les activités de financement proviennent de l'augmentation nette de la dette à long terme d'un montant de 50,4 millions de dollars ainsi que du produit net provenant du PAPE. Ces fonds ont été utilisés en 2005 pour les acquisitions de MultiChem et de Douglas Laboratories. Pour 2004, les flux de trésorerie générés par les activités de financement proviennent principalement de l'accroissement net de la dette à long terme au montant de 29,3 millions de dollars qui avaient été affectés entièrement à l'acquisition de Pure Encapsulations.

ACTIVITÉS D'INVESTISSEMENT

Les flux de trésorerie affectés aux activités d'investissement (en excluant la variation des placements à court terme) se sont élevés à 13,2 millions de dollars pour l'exercice terminé le 31 décembre 2006. Ces sorties de fonds ont principalement été utilisées pour l'acquisition d'Amisol et de DL Canada, pour l'acquisition d'équipements totalisant 1,8 million de dollar, pour le paiement conditionnel relié à l'acquisition de MultiChem au montant de 1,1 million de dollars et pour réaliser un placement à long terme additionnel dans Les Biotechnologies Océanova inc. de 0,4 million de dollars. Pour 2005, les flux de trésorerie affectés aux activités d'investissement se sont élevés à 93,6 millions de dollars et ont principalement été utilisées pour acquérir Douglas Laboratories et MultiChem et pour réaliser un placement à long terme additionnel dans Les Biotechnologies Océanova inc. de 0,4 million de dollars. En 2004, les flux de trésorerie utilisés par les activités d'investissement se sont élevés à 37,3 millions de dollars et ont servi presque entièrement à acquérir Pure Encapsulations, à acquérir un placement à long terme dans Les Biotechnologies Océanova inc. et à augmenter notre participation dans notre filiale Unipex Finance S.A.S.

Nous avons des obligations contractuelles et des engagements commerciaux à respecter. Le tableau qui suit présente les liquidités dont nous avons besoin à cet égard en date du 31 décembre 2006 :

	Paiements exigibles selon la période				
(en milliers de dollars américains)	**Total**	**2007**	**2008**	**2009-2010**	**2011 +**
	$	**$**	**$**	**$**	**$**
Dette à long terme	92 204	-	1 287	90 917	-
Contrats de location-exploitation	8 713	2 725	1 601	1 500	2 887
Liquidités totales requises	100 917	2 725	2 888	92 417	2 887

DONNÉES SUR LE CAPITAL SOCIAL

Au 26 février 2007, la Société avait en circulation 30 657 447 actions à droit de vote subalterne et aucune action à droit de vote multiple. Ces actions à droit de vote multiple qui étaient détenues à 100 % par Æterna Zentaris, anciennement notre société mère, ont été converties en actions à droit de vote subalterne, à raison d'une pour une, à la clôture du placement secondaire du 18 octobre 2006. Au 26 février 2007, il y avait en circulation 2 516 500 options d'achat d'actions.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

Sommaire de l'information financière trimestrielle (non vérifiée)

(les données du tableau sont en milliers de dollars US, sauf les données par action)

	1er Trimestre	2ième Trimestre	3ième Trimestre	4ième Trimestre	Exercice terminé le 31 décembre
2006					
Revenus	76 009	74 283	73 282	82 532	306 106
S&N	27 879	29 684	28 290	28 861	114 714
IA&SC	48 130	44 599	44 992	53 671	191 392
BAIIA	11 354	11 673	10 993	10 727	44 747
S&N	7 265	7 685	7 287	6 913	29 150
IA&SC	4 089	3 988	3 706	3 814	15 597
Bénéfice net	6 892	6 319	6 409	7 035	26 655
BPA de base (1)	0,23	0,21	0,21	0,23	0,88
BPA Dilué (1)	0,21	0,19	0,20	0,22	0,82
2005					
Revenus	48 151	50 345	44 009	58 358	200 863
S&N	7 407	7 475	7 002	10 973	32 857
IA&SC	40 744	42 870	37 007	47 385	168 006
BAIIA	6 636	7 129	5 626	5 836	25 227
S&N	2 732	3 236	2 793	3 187	11 948
IA&SC	3 904	3 893	2 833	2 649	13 279
Bénéfice net	3 258	3 968	3 083	3 999	14 308
BPA de base (1)	0,14	0,14	0,11	0,14	0,51
BPA Dilué (1)	0,12	0,13	0,10	0,13	0,48

(1) Les données par action sont calculées séparément pour chacun des trimestres. Le total annuel peut ne pas être égal à la somme des trimestres correspondants.

Les éléments significatifs qui expliquent les variations importantes des résultats trimestriels ci-dessus sont les acquisitions importantes d'entreprises qui ont eu lieu au cours des 8 derniers trimestres : Douglas Laboratories en décembre 2005 et DL Canada en septembre 2006 dans la division S&N, MultiChem en janvier 2005 et Amisol en mai 2006 dans la division IA&SC.

RÉSULTATS DU QUATRIÈME TRIMESTRE

Les **revenus** pour le trimestre terminé le 31 décembre 2006 ont atteint 82,5 millions de dollars comparativement à 58,4 millions de dollars pour la même période en 2005, une augmentation de 24,2 millions de dollars ou 41,4 %.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

L'augmentation est principalement attribuable à la croissance organique et aux acquisitions de Douglas Laboratories en décembre 2005, Amisol en mai 2006 et DL Canada en septembre 2006.

Le **bénéfice brut** a été de 23,5 millions de dollars pour le quatrième trimestre de 2006 comparativement à 14,2 millions de dollars pour la même période en 2005, une augmentation de 9,3 millions de dollars ou 65,4 %. Cette variation est principalement attribuable aux éléments suivants : i) l'intégration des marges brutes des nouvelles sociétés acquises Douglas Laboratories, Amisol et DL Canada ; ii) la croissance organique ; et iii) les synergies réalisées suite aux acquisitions de Douglas Laboratories et Amisol. Le taux de marge brute est passé de 24,3 % durant le quatrième trimestre de 2005 à 28,4 % pour le même trimestre en 2006. Ces améliorations proviennent principalement de l'apport des produits à rentabilité plus élevée de Douglas Laboratories acquise en décembre 2005 et des sociétés nouvellement acquises Amisol et DL Canada en 2006.

Les **frais de ventes et d'administration** ont été de 12,6 millions de dollars pour le trimestre terminé le 31 décembre 2006, une augmentation de 4,5 millions de dollars sur le 8,1 millions de dollars encourus durant la même période en 2005. L'augmentation de ces frais s'explique principalement par les acquisitions de Douglas Laboratories, Amisol et DL Canada.

Le **BAIIA** pour le trimestre terminé le 31 décembre 2006 a été de 10,7 millions de dollars comparativement à 5,8 millions de dollars en 2005, une augmentation de 4,9 millions de dollars ou 83,8 %. La grande partie de cette augmentation provient de la croissance organique ainsi que des acquisitions de Douglas Laboratories, Amisol et DL Canada. Le taux du BAIIA est passé de 10,0 % durant le quatrième trimestre de 2005 à 13,0 % pour la même période en 2006. L'augmentation du taux de BAIIA provient essentiellement des acquisitions de Douglas Laboratories, Amisol et DL Canada qui possèdent de meilleures marges sur leurs produits et des synergies réalisées suite à l'intégration de ces acquisitions.

L'**amortissement** pour le trimestre terminé le 31 décembre 2006 a été de 0,9 million de dollars, une augmentation de 0,5 million de dollars comparativement à 0,4 million de dollars en 2005. Cette augmentation est principalement due à l'amortissement des actifs incorporels résultant des acquisitions de Douglas Laboratories et Amisol.

Les **revenus de dividendes et d'intérêts** pour le quatrième trimestre de 2006 étaient de 0,6 million de dollars comparativement à 2,3 millions de dollars en 2005. Cette diminution s'explique par la diminution des revenus de dividendes reliée à la terminaison du programme de monétisation des pertes fiscales suite à la clôture du placement secondaire du 18 octobre 2006 (se reporter à la rubrique Opérations entre parties apparentées).

Les **charges financières** pour le quatrième trimestre de 2006 ont été de 2,4 millions de dollars comparativement à 3,1 millions de dollars en 2005. La diminution pour le quatrième trimestre s'explique par la réduction de la charge d'intérêts provenant du programme de monétisation de pertes fiscales qui est maintenant terminé depuis le 18 octobre 2006. Cette diminution a été compensée par l'augmentation du niveau d'endettement moyen de 2006 relié à l'acquisition de Douglas Laboratories en décembre 2005.

La **charge d'impôts sur les bénéfices** était de 1,1 million de dollars (ou 13,7 % des bénéfices avant impôts) pendant le trimestre terminé le 31 décembre 2006, comparativement à 0,9 million de dollars (ou 17,6 % des bénéfices avant impôts) pendant la même période l'année dernière. Cette diminution du taux d'imposition est attribuable principalement à notre structure de financement qui est en place pour un trimestre complet en 2006 et au programme de monétisation des pertes fiscales. Puisque ce programme s'est terminé en 2006, nous estimons que notre taux d'impôt en 2007 devrait être d'environ 30 %.

Le **bénéfice net** pour le trimestre terminé le 31 décembre 2006 était de 7,0 millions de dollars ou 0,23 $ l'action (0.22 $ l'action sur une base diluée) comparativement à un bénéfice net de 4,0 millions de dollars ou 0,14 $ l'action (0,13 $ l'action sur une base diluée) en 2005, une augmentation de 3,0 millions de dollars ou 75,9 %. Cette augmentation du bénéfice net provient principalement des acquisitions rentables de Douglas Laboratories en décembre 2005, Amisol en mai 2006 et DL Canada en septembre 2006 ainsi que de la croissance organique.

RÉSULTATS DE LA DIVISION SANTÉ ET NUTRITION

Les revenus de la division Santé et nutrition étaient de 28,9 millions de dollars pour le quatrième trimestre de 2006, représentant une augmentation de 163,0 % comparativement à des revenus de 11,0 millions de dollars pour le même trimestre en 2005. Le BAIIA était de 6,9 millions de dollars (ou 24,0 % des revenus) pour le trimestre terminé le 31 décembre 2006, représentant une augmentation de 3,7 millions de dollars ou 116,9 % comparativement à la même période l'année dernière où le BAIIA était de 3,2 millions de dollars (ou 29,0 % des revenus). Ces augmentations proviennent principalement de la croissance organique et de l'acquisition de Douglas Laboratories.

Rapport de gestion sur la situation financière et les résultats d'exploitation - 2006

RÉSULTATS DE LA DIVISION INGRÉDIENTS ACTIFS ET SPÉCIALITÉS CHIMIQUES
Les revenus pour la division Ingrédients actifs et spécialités chimiques étaient de 53,7 millions de dollars pour le quatrième trimestre de 2006, représentant une augmentation de 13,3 % comparativement à 47,4 millions de dollars pour la même période en 2005. Le BAIIA était de 3,8 millions de dollars (ou 7,1 % des revenus) pour le trimestre terminé le 31 décembre 2006, représentant une augmentation de 1,2 millions de dollars ou 44,0 % sur le BAIIA de 2005 de 2,6 millions de dollars (ou 5,6 % des revenus). Ces augmentations proviennent principalement de la croissance organique et de l'acquisition d'Amisol.

OPÉRATIONS ENTRE PARTIES APPARENTÉES

Toutes les opérations entre parties apparentées que nous avons eues avec Æterna Zentaris, anciennement notre société mère, ont eu lieu dans le cours normal des activités et ont été mesurées à la valeur d'échange qui représente le montant de la contrepartie établie et acceptée par les parties apparentées (se référer à la note 18 des états financiers consolidés annuels pour la liste détaillée).

Le 18 octobre 2006, la Société a complété un placement secondaire de 3 930 000 actions à droit de vote subalterne dont 3 485 000 ont été vendues par Æterna Zentaris, le principal actionnaire d'Atrium à cette date.

Au moment de la clôture de ce placement secondaire, toutes les actions à droit de vote multiple d'Atrium ont été converties en actions à droit de vote subalterne sur la base d'une action pour une selon les statuts de la Société. Après la clôture du placement, Æterna Zentaris détenait 11 052 996 actions à droit de vote subalterne représentant approximativement 36 % de toutes les actions en circulation. Æterna Zentaris a complété la distribution du solde de sa participation dans Atrium à ses actionnaires le 2 janvier 2007. À partir de cette date, Æterna Zentaris n'est plus actionnaire d'Atrium et aucune autre opération entre apparentés ne devrait être identifiée dans le futur.

Le programme de monétisation des pertes fiscales mis en place en septembre 2005 avec Æterna Zentaris a été terminé, conformément au programme, juste avant la clôture du placement puisque Æterna Zentaris n'est plus l'actionnaire majoritaire d'Atrium. La Société ne bénéficiera plus des pertes fiscales d'Æterna Zentaris.

Au 31 décembre 2006, nous n'étions pas le principal bénéficiaire dans des entités à détenteurs de droits variables.

ARRANGEMENTS HORS BILAN
Il n'y a eu aucun arrangement hors bilan autre que celui mentionné et décrit à la note 18 des états financiers annuels consolidés relativement au programme de monétisation des pertes fiscales.

PRINCIPALES CONVENTIONS ET ESTIMATIONS COMPTABLES
Nos états financiers sont préparés selon les PCGR du Canada. La préparation d'états financiers conformément aux PCGR exige que la direction fasse des estimations et pose des hypothèses qui ont une incidence sur les montants d'actif et de passif portés aux états financiers. Ces mêmes estimations et hypothèses ont aussi une incidence sur la présentation des éventualités en date des états financiers, de même que sur les montants de produits et de charges des exercices présentés. Sur une base régulière, nous réévaluons ces estimations et hypothèses, incluant celles qui sont relatives à la constatation des revenus, à la provision pour créances irrécouvrables, aux provisions pour stocks excédentaires et désuets, à la dévaluation d'actifs à long terme et d'écarts d'acquisition, à la provision pour moins-value sur les actifs d'impôts futurs, aux éventualités et autres obligations, aux avantages sociaux futurs ainsi qu'aux charges de rémunération à base d'actions. Nous fondons nos estimations et hypothèses sur l'expérience passée et sur divers facteurs que nous croyons raisonnables dans les circonstances, et qui sont à l'origine de notre jugement sur la valeur comptable des actifs et des passifs qui ne sont pas apparents de quelque autre façon. Il est possible que les résultats réels diffèrent de ces estimations.

Les principales conventions comptables requérant une utilisation importante de jugement et d'estimation de la part de la direction sont présentées plus bas. La description complète des conventions comptables est présentée dans la section correspondante des états financiers consolidés dans le rapport annuel de la Société.

Changement dans la monnaie de présentation
En décembre 2005, la Société a changé sa monnaie de présentation, qui était auparavant le dollar canadien, pour le dollar US. Ce changement a été effectué pour que la présentation des états financiers reflète plus fidèlement les résultats d'exploitation et la situation financière de la Société puisque la majorité des opérations sont effectuées en

dollars US. La Société a utilisé la méthode du taux courant pour convertir en dollars US les états financiers libellés en dollars canadiens et ce, depuis le début des activités en 2000. D'après cette méthode, les actifs et passifs des filiales dont la monnaie fonctionnelle est autre que le dollar US sont convertis au taux de change en vigueur à la date du bilan. Les produits et charges sont convertis au taux de change moyen pour l'exercice. L'écart de conversion cumulé sous la rubrique capitaux propres est constitué seulement des gains et pertes de change résultant de ces conversions. La monnaie fonctionnelle de la Société et de chacune de ses filiales demeure inchangée.

Provision pour créances irrécouvrables
Nous évaluons le recouvrement de nos comptes débiteurs sur une base régulière en examinant les soldes à recevoir depuis un certain temps. Nous établissons une provision pour créances irrécouvrables en fonction de nos expériences passées en matière de recouvrement des comptes débiteurs et en fonction des renseignements disponibles au sujet du statut des soldes de nos comptes débiteurs. Si la situation financière de nos clients se détériorait et faisait en sorte de diminuer leur capacité d'effectuer les versements requis, une provision additionnelle pourrait être requise, ce qui pourrait avoir des conséquences négatives sur nos résultats futurs.

Provisions pour stocks excédentaires et désuets
Les stocks sont évalués au moindre du coût et de la valeur du marché. Le coût est déterminé selon la méthode de l'épuisement successif. Le coût des produits finis et des produits en cours qui comprend les matières premières, la main d'œuvre et les frais généraux de fabrication, est déterminé selon la méthode du prix de revient complet. La valeur du marché des matières premières correspond au coût de remplacement, et celle des produits finis et des produits en cours, à la valeur de réalisation nette.

Nous établissons ces provisions selon les quantités en inventaire et en fonction des besoins prévus pour appuyer les ventes futures de nos produits. Il est possible que des provisions additionnelles soient requises si les ventes futures sont moindres que prévu ou si la répartition des ventes de nos produits s'avère très différente de ce qui est prévu, ce qui pourrait avoir des conséquences négatives sur nos résultats futurs.

Évaluation des écarts d'acquisition et des actifs incorporels
Les immobilisations corporelles et les actifs incorporels dont la durée de vie utile est limitée sont soumis à un test de dépréciation lors d'événements ou de circonstances indiquant la possibilité d'un non recouvrement des coûts. À cet égard, une dépréciation est constatée lorsque la valeur comptable d'un actif est supérieure aux flux monétaires futurs non actualisés que cet actif est censé procurer. Le montant de toute perte de valeur, s'il y a lieu, représente l'excédent de la valeur comptable de l'actif sur sa juste valeur.

Les actifs incorporels dont la durée de vie utile est limitée font l'objet d'une moins-value dans le cas de toute dépréciation de la portion non amortie. Les actifs incorporels dont la durée de vie utile est indéfinie sont soumis à un test de dépréciation sur une base annuelle ou plus fréquemment lors d'événements ou de circonstances pouvant indiquer une perte de valeur. Une perte de valeur existe lorsque la valeur comptable de l'actif incorporel excède sa juste valeur. Au 31 décembre 2006, il ne s'est produit aucun événement ni circonstance indiquant que la valeur comptable ne pourrait être recouvrée.

Finalement, les écarts d'acquisition représentent l'excédent du prix d'achat des entreprises acquises sur la juste valeur des actifs nets acquis aux dates d'acquisition respectives. Les écarts d'acquisition sont soumis à un test de dépréciation sur une base annuelle, ou plus fréquemment si les indicateurs de dépréciation se manifestent, en ce qui concerne la juste valeur de chaque unité d'exploitation rattachée aux écarts d'acquisition. Une perte de valeur est constatée pour tout écart d'acquisition ayant fait l'objet d'une dépréciation. Au 31 décembre 2006, il ne s'est produit aucun événement ni circonstance indiquant que la valeur comptable ne pourrait être recouvrée.

Nouvelles normes comptables
En janvier 2005, l'ICCA a publié quatre nouvelles normes comptables relatives aux instruments financiers : le chapitre 3855 « Instruments financiers – comptabilisation et évaluation », le chapitre 3865 « Couvertures », le chapitre 1530 « Résultat étendu » et le chapitre 3251 « Capitaux propres ».

Le chapitre 3855 traite plus en détails des directives énoncées au chapitre 3860 « Instruments financiers – informations à fournir et présentation » en décrivant les paramètres relatifs à la constatation d'un instrument financier dans le bilan, y compris l'évaluation des montants s'y rapportant. Il explique également le mode de présentation des gains et des pertes dans le cadre des instruments financiers.

Le chapitre 3865 présente des traitements comptables différents du chapitre 3855 pour les entités qui choisissent de désigner des opérations admissibles comme couvertures à des fins comptables. Il remplace et développe la note

d'orientation en comptabilité NOC-13 « Relations de couverture » de même que les directives en matière de couverture du chapitre 1650 « Conversion des devises étrangères » en précisant les règles relatives à l'application de la comptabilité de couverture ainsi que les informations à présenter à cet égard.

Le chapitre 1530 « Résultat étendu » introduit une nouvelle exigence quant à l'exclusion temporaire de certains types de gains et pertes du bénéfice net. Par conséquent, le chapitre 3250 « Surplus » a été révisé pour devenir le chapitre 3251 « Capitaux propres ».

Les chapitres 3855, 3865 et 1530 s'appliquent aux exercices ouverts à compter du 1er octobre 2006. Ces nouvelles normes comptables ont été adoptées à partir du 1 janvier 2007 et n'auront aucun impact significatif sur les états financiers consolidés de la Société.

INSTRUMENTS FINANCIERS ET AUTRES

Risque de change

Comme la Société exerce ses activités à l'échelle internationale, elle est exposée à des risques de change en raison des fluctuations éventuelles des taux de change. Pour l'exercice terminé le 31 décembre 2006, il n'y avait aucun risque important lié à des opérations utilisant des contrats de change à terme. Également, la Société n'est exposé à aucun risque important lié à des contrats de change à terme en cours au 31 décembre 2006.

Risque de crédit

En général, la Société n'exige pas de garantie supplémentaire ou autre de ses clients à l'égard de ses comptes clients ; cependant, le crédit est accordé aux clients uniquement après une évaluation de leur solvabilité. En outre, la Société révise continuellement le crédit de tous ses clients et établit une provision pour les créances irrécouvrables lorsqu'il est jugé qu'un compte ne pourra être recouvré.

Risque de taux d'intérêt

Nous sommes exposés à un risque lié au marché en raison des variations des taux d'intérêt associés à notre facilité de crédit à taux variable. Afin de diminuer ce risque, un montant de 50,0 millions de dollars de cette facilité de crédit fait l'objet d'un swap fixant ainsi le taux d'intérêt pour une durée de trois ans. Au 31 décembre 2006, nous avons donc seulement un montant de 30,7 millions de dollars en emprunts à long terme qui portent intérêt à taux variables.

FACTEURS DE RISQUE

Voici un résumé des principaux risques auxquels la Société fait face :

Risques liés à nos activités

Pénétration des marchés et croissance continue. Si nous ne parvenons pas à pénétrer davantage nos principaux marchés et les marchés géographiques existants ni à développer avec succès nos activités sur de nouveaux marchés, cela pourrait avoir des conséquences défavorables sur la croissance des ventes de nos produits, ainsi que sur nos résultats d'exploitation. Notre capacité à pénétrer davantage nos principaux marchés et nos marchés géographiques existants sur lesquels nous sommes en concurrence ou à développer nos activités avec succès dans d'autres pays d'Europe, d'Asie ou ailleurs, dans la mesure où nous croyons que nous avons repéré des occasions d'expansion géographique attrayantes pour le futur, est assujettie à de nombreux facteurs, dont bon nombre sont indépendants de notre volonté. Nous ne pouvons garantir le succès de nos efforts visant à accroître la pénétration de nos marchés principaux et de nos marchés géographiques existants, et, si nous n'y parvenons pas, cela pourrait avoir des conséquences défavorables sur nos résultats d'exploitation.

Programme d'acquisitions. Nous avons l'intention de continuer à acquérir des entreprises et des éléments d'actif. Rien ne garantit que nous pourrons réaliser des acquisitions, ni que nous connaîtrons du succès dans le cadre de l'intégration à nos activités, d'entreprises et d'éléments d'actif nouvellement acquis ; à défaut, et faute de garder à notre service le personnel clé des entreprises acquises, cela pourrait avoir des conséquences défavorables importantes sur nos résultats d'exploitation. Notre programme d'acquisitions pourrait exiger, en plus des flux de trésorerie provenant de nos activités d'exploitation, d'autres sources de financement. Il est impossible de garantir la disponibilité de ressources financières additionnelles ni, le cas échéant, que ces ressources financières seront disponibles selon des modalités acceptables. Le défaut d'obtenir ce financement pourrait, à l'avenir, rendre les acquisitions difficiles, voire impossibles.

Réglementation. À la fois sur les marchés nationaux et étrangers, la préparation, la fabrication, l'emballage, l'étiquetage, la manutention, la distribution, l'importation, l'exportation, l'obtention de licences, la vente et

l'entreposage de nos produits sont touchés par un ensemble de lois, de règlements gouvernementaux, de décisions administratives, de décisions de tribunaux et de contraintes semblables. Ces lois, règlements et autres contraintes peuvent exister au niveau fédéral, provincial ou local au Canada et à tous les niveaux de gouvernement dans des territoires étrangers. Bien que nous croyons respecter l'ensemble de ces lois, règlements et autres contraintes, rien ne garantit que nous nous conformons à l'ensemble de ceux-ci. Le défaut de nous conformer à ces lois, règlements et autres contraintes ou à ces nouvelles lois, nouveaux règlements ou nouvelles contraintes pourrait mener à l'imposition de pénalités ou d'indemnisations importantes et pourrait avoir des effets défavorables sur nos activités. De plus, l'adoption de nouvelles lois, de nouveaux règlements ou d'autres contraintes ou des changements d'interprétation de ces exigences pourrait entraîner des frais d'observation importants ou nous forcer à cesser les ventes de produits et pourrait avoir des conséquences défavorables sur la commercialisation de nos produits, occasionnant des pertes importantes sur les ventes.

Aux États-Unis, la Food and Drug Administration (« FDA ») perçoit toute déclaration écrite ou verbale utilisée pour promouvoir ou vendre un produit qui associe un nutriment à une maladie (que nous l'ayons rédigée, qu'il s'agisse d'un témoignage ou qu'elle figure dans une publication scientifique) comme la preuve de l'intention de vendre un nouveau médicament non approuvé en violation de la Food and Drugs Control Administration (« FDCA ») si nous commercialisons le nutriment en question. Si cette preuve est apportée en ce qui a trait à nos produits, la FDA pourrait prendre des mesures contre nous, allant de la lettre d'avertissement réclamant le retrait de la déclaration à des injonctions relatives à la vente des produits, à la saisie des produits dont la promotion est faite dans les déclarations et aux poursuites civiles et criminelles contre nos dirigeants. Ces mesures pourraient avoir des conséquences défavorables sur nos ventes.

Les règlements gouvernementaux dans des pays dans lesquels nous planifions commencer nos activités ou les étendre pourraient empêcher ou retarder notre entrée sur ces marchés ou nous obliger à engager des frais supplémentaires. De plus, notre capacité à maintenir des niveaux de ventes satisfaisants sur nos marchés existants dépend en grande partie de notre capacité à introduire des produits supplémentaires sur ces marchés. Cependant, la réglementation gouvernementale de nos marchés actuels, nationaux et internationaux, peut empêcher ou retarder l'introduction, ou exiger la reformulation ou le retrait de certains de nos produits. De plus, ces mesures réglementaires, qu'elles entraînent ou non une décision finale défavorable pour nous, pourraient créer de la publicité négative, avec des effets défavorables sur nos ventes.

Dépendance à l'égard du personnel clé et relations de travail. Notre succès dépend de notre capacité à attirer et à garder à notre service une main d'œuvre hautement qualifiée. Le défaut de retenir les services d'un personnel qualifié et la perte d'employés clés pourrait compromettre le rythme et le succès de notre développement de produits. Si nos employés devaient se syndiquer et chercher à négocier une convention collective, cela pourrait interrompre nos activités ou avoir des conséquences défavorables sur nos résultats d'exploitation.

Conditions politiques et économiques sur nos marchés géographiques. Une partie importante de nos ventes découle de nos activités sur les marchés étrangers. À cet égard, nous sommes assujettis à certains risques découlant de nos activités internationales qui pourraient être coûteux en dollars dépensés, en temps consacré par la direction, et en revenus et profits, notamment : i) les difficultés et les coûts associés à la dotation en personnel et à la gestion de nos activités étrangères ; ii) les changements de réglementation inattendus ; iii) les difficultés de respect d'une grande variété de lois et de règlements étrangers ; iv) des changements de notre réseau de distribution international et de notre personnel de vente directe ; v) des restrictions politiques à la liberté de commerce et des contrôles des échanges ; vi) des troubles politiques, sociaux ou économiques ; vii) des services et des infrastructures inadéquats et non fiables ; viii) des exigences de permis ou de licences d'importation ou d'exportation ; et ix) un plus grand risque couru sur les modalités de paiement et de longs cycles de recouvrement des comptes débiteurs dans certains pays étrangers.

Processus d'information continue et contrôles liés à la divulgation d'information.
La Société, dont les actions sont enregistrées auprès des autorités réglementaires de toutes les provinces canadiennes, est tenue de fournir de l'information continue sous forme d'états financiers trimestriels et annuels, de circulaire d'information, de notice annuelle, de rapport sur les changements significatifs et de communiqués de presse aux autorités de réglementation. Une copie des informations rendues publiques par la Société est disponible gratuitement sur demande au secrétaire de la Société ou sur notre site Internet à l'adresse : http://www.atrium-bio.com ainsi que sur le site Internet suivant : http://www.sedar.com.

Le chef de la direction et le chef de la direction financière de la Société sont responsables d'établir et de maintenir les contrôles et procédures de divulgation de la Société. Ces contrôles et procédures de divulgation ont été conçus pour s'assurer que les renseignements que la Société doit fournir dans ses rapports aux autorités réglementaires sont

déposés et/ou fournis dans les délais prescrits, tel que requis par la loi, et qu'ils sont cumulés et communiqués à la Direction, incluant le chef de la direction et le chef de la direction financière, s'assurant ainsi que ces derniers agissent promptement face aux informations fournies.

La direction de la Société, incluant le chef de la direction et le chef de la direction financière, ont évalué l'efficacité des contrôles et procédures de communication de l'information financière au 31 décembre 2006. Conformément à leur évaluation, le chef de la direction et le chef de la direction financière de la Société en concluent que les contrôles et procédures de communication de l'information financière de la Société sont, à tous les égards importants, efficaces au 31 décembre 2006 et que les informations importantes sur la Société, y compris ses filiales, leur avaient été communiquées.

Contrôle interne à l'égard de l'information financière
Le contrôle interne à l'égard de l'information financière (« CIIF ») a pour objectif de fournir une assurance raisonnable quant à la fiabilité de l'information financière de la Société et à la conformité de cette information aux PCGR dans les états financiers de la Société. Le chef de la direction et le chef de la direction financière sont responsables de concevoir et de maintenir un contrôle interne à l'égard de l'information financière pour l'émetteur. Ils ont conçu ou ont fait concevoir sous leur supervision le contrôle interne à l'égard de l'information financière afin d'obtenir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été préparés conformément aux PCGR.

Le chef de la direction et le chef de la direction financière ont effectué une évaluation afin de déterminer si la Société a, au cours de l'exercice terminé le 31 décembre 2006, apporté des modifications à ce mécanisme de contrôle qui ont eu ou pourraient vraisemblablement avoir sur ce dernier des effets notables. Aucune modification de ce genre n'a été identifiée à partir de leur évaluation.

Déclarations prospectives
Ce rapport de gestion contient certaines déclarations prospectives à l'égard de la Société. En soi, ces déclarations prospectives comportent des risques et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux envisagés dans ces déclarations prospectives. Nous considérons que les hypothèses sur lesquelles s'appuient ces déclarations prospectives sont raisonnables, mais nous avisons le lecteur que ces hypothèses à l'égard d'événements futurs, dont bon nombre sont indépendants de notre volonté, pourraient se révéler incorrectes puisqu'elles sont soumises à des risques et à des incertitudes propres à nos activités. L'information présentée dans ce rapport de gestion est datée du 26 février 2007, date de l'approbation des états financiers consolidés et du rapport de gestion par le conseil d'administration. La Société n'a pas l'intention et estime qu'elle n'a pas l'obligation de mettre à jour ou de réviser toute déclaration prospective, y compris sur la base d'informations nouvelles, d'événements futurs ou autres, sauf lorsque requis par la loi.

Au nom de la direction,

Le vice-président finances et chef de la direction financière,

John Dempsey

John Dempsey
Le 26 février 2007

Rapport de la direction

Les états financiers consolidés ci-joints d'Atrium Biotechnologies Inc. et toute l'information financière contenue dans le présent rapport annuel relèvent de la responsabilité de la direction. Les états financiers consolidés ont été dressés par la direction conformément aux principes comptables généralement reconnus au Canada. Lorsqu'il était possible de choisir entre différentes méthodes comptables, la direction a choisi celles qu'elle a jugées les plus appropriées dans les circonstances.

Les états financiers comprennent des montants fondés sur l'utilisation d'estimations et sur les meilleurs jugements. La direction a établi ces montants de manière raisonnable afin d'assurer que les états financiers soient présentés fidèlement à tous égards importants. La direction a également préparé l'information financière présentée ailleurs dans le rapport annuel et s'est assurée de sa concordance avec les états financiers.

La direction maintient des systèmes de contrôles internes comptables et administratifs. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte, et que l'actif de la société est correctement comptabilisé et bien protégé.

Le conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information financière et est l'ultime responsable de l'examen et de l'approbation des états financiers. Le conseil s'acquitte de cette responsabilité principalement par l'entremise de son comité de vérification lequel est composé d'administrateurs externes et indépendants de la direction. Le comité de vérification a rencontré la direction ainsi que les vérificateurs externes afin de discuter des contrôles internes exercés sur le processus de présentation financière, des questions de vérification et des questions de présentation d'informations financières, de s'assurer que chaque partie remplit correctement ses fonctions, et d'examiner les états financiers et le rapport des vérificateurs externes.

Les états financiers consolidés ont été vérifiés au nom des actionnaires par les vérificateurs externes PricewaterhouseCoopers s.r.l./s.e.n.c.r.l. pour chacun des exercices terminés les 31 décembre 2006, 2005 et 2004 et ce, conformément aux normes de vérification généralement reconnues au Canada. Les vérificateurs externes qui ont été nommés vérificateurs externes par les actionnaires de la Société, ont profité d'un accès sans réserve au comité de vérification pour discuter de questions relatives à leur vérification et à la publication de l'information.

Sur recommandation du comité de vérification, le conseil d'administration a approuvé les états financiers consolidés de la société.

Luc Dupont
Le président et chef de la direction,

John Dempsey
Le vice-président finances
et chef de la direction financière,

Québec, (Québec) Canada

Le 26 février 2007

END